Exhibit 2.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

ONEBEACON INSURANCE GROUP LLC,

ONEBEACON INSURANCE GROUP, LTD.,

TREBUCHET US HOLDINGS, INC.

AND

ARMOUR GROUP HOLDINGS LIMITED

DATED AS OF OCTOBER 17, 2012

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Exhibits

Exhibit 1	Form of Release
Exhibit 2	Form of Retained Business Administrative Services Agreement
Exhibit 3	Form of Retained Business Reinsurance Agreement
Exhibit 4	Form of Run-Off Business Administrative Services Agreement
Exhibit 5	Form of Run-Off Business Consulting Engagement Agreement
Exhibit 6	Form of Run-Off Reinsurance Agreement
Exhibit 7	Form of Transition Services Agreement
Exhibit 8	Forms of Surplus Note

Schedules

Schedule 1.1(a)	Pro Forma Adjustments
Schedule 5.17(a)	Schedule of Shared Reinsurance
Schedule 5.20	Initial Management Fee Forecast
Schedule 5.23(c)	Policy Issuance Authority – Pending State Applications
Schedule 6.1(b)	Required Approvals
Schedule 7.3(a)	Indemnifiable Liabilities

Seller Disclosure Schedule
Purchaser Disclosure Schedule

This STOCK PURCHASE AGREEMENT (this “Agreement”) is dated as of October 17, 2012, by and among OneBeacon Insurance Group LLC, a limited liability company organized under the laws of the State of Delaware (“Seller”), Trebuchet US Holdings, Inc., a corporation incorporated under the laws of the State of Delaware (“Purchaser”), and solely for purposes of Section 7.3 and Article IX, OneBeacon Insurance Group, Ltd., an exempt limited liability company organized under the laws of Bermuda (“Seller Parent”), and solely for purposes of Articles II and IX Armour Group Holdings Limited, an exempt limited liability company organized under the laws of Bermuda (“Purchaser Parent”).

RECITALS:

WHEREAS, Seller owns, directly or indirectly, all of the issued and outstanding shares of capital stock of OneBeacon Insurance Company, an insurance company organized under the laws of the Commonwealth of Pennsylvania (“OneBeacon Insurance”), The Employers’ Fire Insurance Company, an insurance company organized under the laws of the Commonwealth of Massachusetts (“Employers’ Fire”), The Northern Assurance Company of America, an insurance company organized under the laws of the Commonwealth of Massachusetts (“Northern Assurance”), OneBeacon Midwest Insurance Company, an insurance company organized under the laws of the State of Wisconsin (“OneBeacon Midwest”), OneBeacon America Insurance Company, an insurance company organized under the laws of the Commonwealth of Massachusetts (“OneBeacon America”), Traders & General Insurance Company, an insurance company organized under the laws of the State of Texas (“Traders & General”), The Camden Fire Insurance Association, an insurance company organized under the laws of the State of New Jersey (“Camden Fire”), Potomac Insurance Company, an insurance company organized under the laws of the Commonwealth of Pennsylvania (“Potomac Insurance”), OneBeacon Risk Management, Inc., a Delaware corporation (“OneBeacon Risk Management”) and Houston General Insurance Company, an insurance company organized under the laws of the State of Texas (“Houston General” and, together with OneBeacon Insurance, Employers’ Fire, Northern Assurance, OneBeacon Midwest, OneBeacon America, Traders & General, Camden Fire,  Potomac Insurance and OneBeacon Risk Management, and subject to Section 1.2(a)(x), the “Acquired Companies”).

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, all of the Purchased Shares (as defined below) (the “Acquisition”), upon the terms and subject to the conditions set forth herein; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and upon the terms and subject to the conditions set forth herein, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS AND TERMS

Section 1.1             Definitions.  As used in this Agreement, the following terms have the meanings set forth or as referenced below:

“338 Allocation Schedule” has the meaning set forth in Section 5.4(i)(ii).

“AC SR Parties” has the meaning set forth in Section 5.17(a).

“Acceptable Investments” means (a) Cash Equivalents, (b) U.S. treasuries or (c) single-A rated (by S&P and Moody’s) corporate debt securities contained in the U.S. Corporate Index Group subset of the Barclays U.S. Aggregate Index (but excluding utilities and financial company issuers).

“Accretion Rate” means five percent 5% per year calculated on the basis of a year of 365 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such accretion accrues.

“Acquired Companies” has the meaning set forth in the Recitals.

“Acquired Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by an Acquired Company or any Subsidiary of an Acquired Company.

“Acquisition” has the meaning set forth in the Recitals.

“Acquisition Proposal” has the meaning set forth in Section 5.21.

“Action” means any claim, action, suit, proceeding, demand, arbitration, inquiry, audit, notice of violation, citation, summons, subpoena or investigation of any nature, whether civil, criminal, administrative, regulatory or otherwise, whether at law or in equity by or before any Governmental Authority.

“ADSP” has the meaning set forth in Section 5.4(i)(ii).

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, provided, however, that neither White Mountains Insurance Group, Ltd. nor any Affiliate of White Mountains Insurance Group, Ltd. shall be deemed to be an Affiliate of Seller or any Person controlled by Seller other than Seller Parent and any Person controlled by Seller Parent.  For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) with respect to the relationship between or among two (2) or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.  Notwithstanding anything herein to the contrary, for purposes of clarity, from and after the Closing, none of the Acquired Companies shall be deemed an Affiliate of Seller.

“Agreement” has the meaning set forth in the Preamble.

“Aggregate Contribution Cap” has the meaning set forth in Section 5.19.

“AGUB” has the meaning set forth in Section 5.4(i)(ii).

“Ancillary Agreements” means the Release, the Retained Business Administrative Services Agreement, the Retained Business Reinsurance Agreement, the Run-Off Business Administrative Services Agreement, the Run-Off Business Consulting Engagement Agreement, the Run-Off Business Reinsurance Agreement and the Transition Services Agreement.

“Annual Statutory Financial Statements” has the meaning set forth in Section 3.7(a).

“ASIC” means Atlantic Specialty Insurance Company.

“Bankruptcy and Equity Exceptions” has the meaning set forth in Section 3.2.

“Benefit Plans” has the meaning set forth in Section 3.11(a).

“Books and Records” means originals or copies of the books, records and documents of, or maintained by, the Acquired Companies to administer, evidence or record information relating to the business or operations of the Acquired Companies (including all contracts, computer records, general ledgers, minute books, stock ledgers and stock certificates, contract information and credit records) in the format maintained by the Acquired Companies as of the date hereof; provided, however, that, for the purposes of clarity, such Books and Records shall not include any Consolidated Tax Returns or other material commingled with material of Seller or any Affiliate of Seller (that is not an Acquired Company) and which material principally belongs to Seller or such Affiliate of Seller.

“Business Confidential Information” has the meaning set forth in Section 5.1(d).

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by applicable Law to close.

“Camden Fire” has the meaning set forth in the Recitals.

“Cash Equivalents” shall mean cash, checks, money orders, short-term instruments issued by the U.S. treasury having a term to maturity of no longer than 90 days and other cash equivalents, funds in time and demand deposits or similar accounts.

“Ceded Reinsurance Recoverable” means recoverables under (a) all reinsurance treaties and agreements to which any of the Acquired Companies is a party with an inception date prior to January 1, 2001 and (b) all reinsurance treaties and contracts to which any of the Acquired Companies is a party with an inception date from, and including January 1, 2001 to, and including December 31, 2010, where reinstatements are free and unlimited.

“Claim Notice” has the meaning set forth in Section 7.4(a).

“Closing” means the closing of the purchase and sale of the Purchased Shares.

“Closing Date” has the meaning set forth in Section 2.2(a).

“Closing Purchase Price” has the meaning set forth in Section 2.1(c)(iv).

“Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute.

“Collection Agent” has the meaning set forth in Section 5.25(a).

“Company Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations or condition (financial or otherwise) of the Acquired Companies (taken as a whole), or (ii) the ability of Seller to consummate the transactions contemplated hereby in accordance with the terms of this Agreement; provided, however, that any adverse effect arising out of or resulting from or attributable to any of the following shall not constitute and shall be disregarded when determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect:  (a) changes or proposed changes in applicable Laws, GAAP or SAP or in the interpretation or enforcement thereof, (b) changes in general economic, business or regulatory conditions in the United States, including those generally affecting the property & casualty industry in the United States, (c) changes in United States or global financial or securities markets or conditions, including changes in prevailing interest rates, currency exchange rates or price levels or trading volumes in the United States or foreign securities markets, (d) changes in global or national political conditions (including the outbreak or escalation of war, military action, sabotage or acts of terrorism) or changes due to natural disasters, (e) the effects of the actions or omissions required of Seller under this Agreement and the Ancillary Agreements or that are taken with the consent of Purchaser, or not taken because Purchaser did not give its consent (where such consent is required), in connection with the transactions contemplated hereby and thereby, (f) the effects of any breach, violation or non-performance of any provision of this Agreement by Purchaser or any of its Affiliates, (g) the negotiation, announcement, pendency or consummation of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, including the identity of, or the effect of any fact or circumstance relating to, Purchaser or any of its Affiliates or any communication by Purchaser or any of its Affiliates regarding plans, proposals or projections with respect to the Acquired Companies, (h) any increases in losses or loss adjustment expenses (in and of itself) of the Acquired Companies following the date of this Agreement (but not the underlying reasons therefor), (i) any change or development (in and of itself) in the credit, financial strength or other rating of the Acquired Companies or any of their Affiliates (but not the underlying reasons therefor nor causes and effects of any such change or development), (j) any failure (in and of itself) by the Acquired Company to meet any earnings, claims paid or loss development projections or forecasts (but not the underlying reasons therefor nor causes and effects of any such failure), or (k) changes with respect to the Retained Business, or (l) any event, occurrence, fact, condition or change that would be subject to a Reinsurance Dependency Adjustment, provided, further, however, that any event, occurrence, fact, condition or change referred to in any of clauses (a) — (d) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that given event, occurrence, fact, condition or change has a disproportionate effect on the Acquired Companies (taken as a whole) compared to similar companies within the industries in which they operate.

“Confidentiality Agreements” means, collectively, the Confidentiality Agreement, dated as of July 13, 2011, between Seller Parent and Armour Group Holdings Limited and the

Confidentiality Agreement, dated as of July 19, 2011, between Seller Parent and the other party signatory thereto related to this Agreement.

“Consolidated Tax Returns” has the meaning set forth in Section 5.4(b)(i).

“Continued Employees” has the meaning set forth in Section 5.5(a).

“Contract” means, with respect to any Person, any written or oral agreement, contract, lease, commitment, covenant, debenture, instrument or other legally binding obligation to which such Person is a party or is otherwise subject or bound.

“Deductible” has the meaning set forth in Section 7.2(b).

“Department” means the Massachusetts Division of Insurance, the New Jersey Department of Banking and Insurance, the New York State Department of Financial Services, the Pennsylvania Insurance Department, the Texas Department of Insurance or the Wisconsin Office of the Commissioner of Insurance, as applicable.

“Deposited Investments Notice” has the meaning set forth in Section 5.15(b).

“Disclosure Schedule” has the meaning set forth in Section 9.9.

“Due Diligence Costs” has the meaning set forth in Section 9.8.

“ECO Claim” means a claim for extra-contractual obligations.

“Election Forms” has the meaning set forth in Section 5.4(i)(i).

“Electronic Data Room” means the electronic data room established by or on behalf of Seller with respect to the Acquired Companies, as the same exists as of the date of this Agreement.

“Employees” means the employees of Seller or any of its Affiliates providing services to the Acquired Companies as of the date of execution of this Agreement.

“Employers’ Fire” has the meaning set forth in the Recitals.

“Encumbrance” means any conditional sale agreement, option, first refusal, preemptive right, co-sale, tag-along, drag-along or similar right, covenant, condition, default of title, easement, encroachment, infringement, right of way, security interest, pledge, mortgage, lien, encumbrance, deed of trust, hypothecation, or any adverse interest charge, or claim of any nature whatsoever on, or with respect to, any property or property interest.

“Environmental Laws” means any applicable Law that relates to or otherwise imposes liability or standards of conduct concerning environmental protection, health and safety of persons, discharges, emissions, releases or threatened releases of any odors or Hazardous Materials into ambient air, water or land, or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, cleanup, transport or handling of

Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, as amended, the Resource Conservation and Recovery Act, as amended, the Toxic Substances Control Act, as amended, the Federal Water Pollution Control Act, as amended, the Clean Water Act, as amended, any so-called “Superlien” law, and any other similar federal, state or local law.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity which is considered a single employer with Seller under Section 414(b) or (c) of the Code.

“Estimated Closing Date Balance Sheet” means the unaudited pro forma estimated combined balance sheet of the Acquired Companies as of the Closing Date after giving effect to the Pro Forma Adjustments, which pro forma estimated combined balance sheet will be prepared by Seller in good faith in accordance with SAP (except with respect to the Pro Forma Adjustments) applied on a basis consistent with the preparation of the Pro Forma Balance Sheet and delivered to Purchaser in accordance with Section 2.1(b).

“Estimated Target Statutory Capital” means the calculation of the Target Statutory Capital based on the Estimated Closing Date Balance Sheet.

“Expiration Date” has the meaning set forth in Section 7.1.

“Final Closing Date Balance Sheet” has the meaning set forth in Section 2.3(b)(vi).

 “Final Purchase Price” has the meaning set forth in Section 2.3(a).

“Final Target Statutory Capital” has the meaning set forth in Section 2.3(b)(vi).

“Fronted Policies” has the meaning set forth in Section 5.23(b)(i).

“Fronting Completion Date” has the meaning set forth in Section 5.6(c).

“Fronting Obligation” has the meaning set forth in Section 5.23(b)(i).

“Fundamental Claims” has the meaning set forth in Section 7.1.

“GAAP” means generally accepted accounting principles and practices in the United States applied consistently with prior periods and with an Acquired Company’s historical practices and methods.

“Gen Re and NICO Agreements” means (i) Adverse Development Agreement of Reinsurance No. 8888 between Potomac Insurance and General Reinsurance Company dated as of April 13, 2001; and (ii) Aggregate Loss Portfolio Reinsurance Agreement between Potomac Insurance and National Indemnity Company dated as of March 14, 2001.

“Governmental Authority” means any national, regional or local governmental, legislative, judicial, administrative or regulatory authority, agency, commission, body or court.

“Governmental Authorizations” means all licenses, permits (including insurance certificates of authority, licenses, permits, etc.), variances, waivers, orders, registrations, consents, certificates and other authorizations and approvals of or by a Governmental Authority.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Guarantees” has the meaning set forth in Section 5.11.

“Hazardous Material” means any (a) hazardous substance, toxic substance, hazardous waste or pollutant (as such terms are defined by or within the meaning of any Environmental Law), (b) material or substance that is regulated or controlled as a hazardous substance, toxic substance, pollutant or other regulated or controlled material, substance or matter pursuant to any Environmental Law, (c) petroleum, crude oil or fraction thereof, (d) asbestos-containing material, (e) polychlorinated biphenyls, (f) lead-based paint or (g) radioactive material.

“HIPAA” has the meaning set forth in Section 3.13(f).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Houston General” has the meaning set forth in the Recitals.

“Indemnified Parties” has the meaning set forth in Section 7.3(a).

“Indemnifying Party” has the meaning set forth in Section 7.4(a).

“Indemnity Cap” has the meaning set forth in Section 7.2(b).

“Independent Accountant” has the meaning set forth in Section 2.3(b)(v).

“Initial Deductible” has the meaning set forth in Section 7.2(b).

“Initial Forecast” has the meaning set forth in Section 5.20(b)(iii).

“Insurance Contract” means any insurance policy, contract, binder or slip or reinsurance treaty, contract, binder or slip, issued, assumed or coinsured by any Acquired Company, excluding any such policy, treaty, contract, binder or slip comprising the Retained Business.

“Insurance Policies” has the meaning set forth in Section 3.23.

“Intellectual Property” means, collectively, all United States and foreign (a) patents, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon, (b) inventions (whether or not patentable), (c) Trademarks (whether or not registered) and goodwill associated with any of the foregoing, (d) Internet domain name registrations, (e)  copyrights (whether or not registered), including in the form of software and databases, (f)  all trade secrets and confidential business information (including those consisting of ideas, concepts, formulae, know-how, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial, business and marketing plans, and customer and supplier lists and related information), (g) registrations and applications for registration for the foregoing, and (h) tangible embodiments of any of the foregoing.

“Intercompany Account” means any intercompany account balance outstanding as of immediately prior to the Closing between (a) any of the Acquired Companies, on the one hand, and (b) Seller or any of its Affiliates (other than the Acquired Companies) or any of their respective directors, officers or employees, on the other hand.

“Intercompany Agreement” means any intercompany Contract between (a) any of the Acquired Companies, on the one hand, and (b) Seller or any of its Affiliates (other than the Acquired Companies) or any of their respective directors, officers or employees, on the other hand.

“Interim Statements” has the meaning set forth in Section 3.7(a).

“Investment Assets” means any investment assets (whether or not required by GAAP or SAP to be reflected on a balance sheet) beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by any Acquired Company, including bonds, notes, debentures, mortgage loans, real estate and all other instruments of indebtedness, stocks, partnership or joint venture interests and all other equity interests, certificates issued by or interests in trusts, derivatives and all other assets acquired for investment purposes.

“Investment Notice” has the meaning set forth in Section 5.15(a).

“Investment Purchase Date” has the meaning set forth in Section 5.15(b).

“IRS” means the Internal Revenue Service.

“Knowledge” means with respect to:  (a) Seller as it relates to any fact or other matter, the actual knowledge (after reasonable inquiry) of the natural Persons listed in Section 1.1(a) of the Seller Disclosure Schedule of such fact or matter; and (b) Purchaser as it relates to any fact or other matter, the actual knowledge (after reasonable inquiry) of the natural Persons listed in Section 1.1(b) of the Purchaser Disclosure Schedule of such fact or matter.

“Law” means any national, regional or local law, statute, ordinance, rule, regulation, order, judgment, decree, injunction or other legally binding obligation imposed by or on behalf of a Governmental Authority.

“Lease” has the meaning set forth in Section 3.15(c).

“Liability” means any indebtedness, liability, claim, Loss, damage, deficiency or obligation of any kind, whether fixed or unfixed, choate or inchoate, liquidated or unliquidated, known or unknown, asserted or unasserted, secured or unsecured, accrued, absolute, contingent or otherwise.

“Licensing Period” has the meaning set forth in Section 5.23(a).

“Losses” has the meaning set forth in Section 7.2(a).

“Management Fees” has the meaning set forth in Section 5.20(b)(iii).

“Material Contract” has the meaning set forth in Section 3.14(a).

 “New York Courts” has the meaning set forth in Section 9.11.

“Northern Assurance” has the meaning set forth in the Recitals.

“Notification Date” has the meaning set forth in Section 5.15(a).

“OneBeacon America” has the meaning set forth in the Recitals.

“OneBeacon Insurance” has the meaning set forth in the Recitals.

“OneBeacon Midwest” has the meaning set forth in the Recitals.

“OneBeacon Risk Management” has the meaning set forth in the Recitals.

“Ordinary Course of Business” with respect to a Person means the ordinary course of business of such Person, consistent with past practices.

“Organizational Documents” has the meaning set forth in Section 3.3(b).

“Pension Plan” has the meaning set forth in Section 3.11(b).

“Permitted Encumbrances” means (a) any Encumbrances disclosed in the Statutory Financial Statements (including in the notes thereto), (b) liens for Taxes, assessments and other governmental charges not yet due and payable or due and being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (c) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like liens arising or incurred in the Ordinary Course of Business or pursuant to original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business and for which there is no default on the part of any Acquired Company, (d) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, (e) Encumbrances related to deposits to secure policyholders’ obligations as required by the insurance departments of the various states, (f) Encumbrances or other restrictions on transfer imposed by applicable insurance Law, (g) Encumbrances incurred or deposits made to a Governmental Authority in connection with a Governmental Authorization, (h) Encumbrances granted under securities lending and borrowing agreements, repurchase and reserve repurchase agreements and derivatives entered into in the Ordinary Course of Business, as such Encumbrances relate to Investment Assets, (i) clearing and settlement Encumbrances on securities and other investment properties incurred in the ordinary course of clearing and settlement transactions in such securities and other investment properties and holding them with custodians, (j) Encumbrances recorded against the real property described in Section 3.15(b) or the Leases and which individually or in the aggregate, would not materially interfere with or effect the ownership, present use or occupancy of the affected real property, (k) landlords’ or lessors’ liens under the Leases, and (l) Encumbrances that would not, individually or in the aggregate, reasonably be likely to materially impair the continued use, operation or value of the property to which they relate.

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a joint venture, a trust or other entity or organization, including a Governmental Authority.

“Personal Information” has the meaning set forth in Section 3.13(f).

“Policy Issuance Authority” in a particular jurisdiction means the possession by ASIC or one of its Affiliates of the Governmental Authorizations, producer appointments or relationships, form filings or approvals and rate filings or approvals required under applicable law for ASIC or one of its Affiliates to write and issue any Retained Policy in such jurisdiction, or covering risks in such jurisdiction.

“Portfolio Notice” has the meaning set forth in Section 5.15(d).

“Post-Closing Adjustment Determination Date” has the meaning set forth in Section 2.3(b)(vi)(A).

“Post-Closing Delivery Period” has the meaning set forth in Section 2.3(b)(i).

“Potomac Insurance” has the meaning set forth in the Recitals.

“Pre-Closing Seller Contribution” has the meaning set forth in Section 5.18.

“Premises” has the meaning set forth in Section 3.15(b).

“Preparing Party” has the meaning set forth in Section 5.4(b)(iii).

“Privacy Laws” has the meaning set forth in Section 3.13(f).

“Pro Forma Adjustments” means, with respect to any balance sheet of the Acquired Companies to be prepared and delivered pursuant to this Agreement, the applicable adjustments and principles set forth on Schedule 1.1(a).

“Pro Forma Balance Sheet” means the pro forma financial statements of the Acquired Companies as of December 31, 2011 and included in Section 1.1(b) of the Seller Disclosure Schedule.

“Pro Forma Target Statutory Capital” means the calculation of the Target Statutory Capital based on the Pro Forma Balance Sheet.

“Producer Agreements” means Contracts between any Acquired Company and any agent of such Acquired Company who placed Insurance Contracts on behalf of such Acquired Company.

“Proposed Final Closing Date Balance Sheet” has the meaning set forth in Section 2.3(b)(i)(A).

“Proposed Final Target Statutory Capital” has the meaning set forth in Section 2.3(b)(i)(B).

“Proposed Financial Deliverables” has the meaning set forth in Section 2.3(b)(i)(B).

“Purchase Price Allocation Schedule” has the meaning set forth in Section 5.4(i)(ii).

“Purchased Shares” has the meaning set forth in Section 2.1(a).

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Disclosure Schedule” means the disclosure schedule delivered by Purchaser to Seller in connection with the execution and delivery of this Agreement.

“Purchaser Indemnified Parties” has the meaning set forth in Section 7.3(a).

“Purchaser Intercompany Agreement” has the meaning set forth in Section 5.20(b).

“Purchaser Material Adverse Effect” means a material impairment of the ability of Purchaser to perform its obligations under this Agreement.

“Purchaser Parent” has the meaning set forth in the Preamble.

“Registered Intellectual Property” has the meaning set forth in Section 3.13(a).

“Reinsurance Agreements” has the meaning set forth in Section 3.18.

“Release” means the Release to be delivered at the Closing and substantially in the form of Exhibit 1 attached hereto.

“Released Parties” has the meaning set forth in Section 5.11.

“Required Additional Capital Amount” has the meaning set forth in Section 5.19.

“Required Approvals” has the meaning set forth in Section 6.1(b).

“Resignations” has the meaning set forth in Section 5.9.

“Restructuring” means transactions described in Section 5.13(a) of the Seller Disclosure Schedule.

“Retained Business” means the specialty property and casualty business retained by Seller or ASIC pursuant to the Retained Business Reinsurance Agreement or written by any Affiliate of Seller that is not an Acquired Company.

“Retained Business Administrative Services Agreement” means the Retained Business Administrative Services Agreement to be delivered at the Closing and substantially in the form of Exhibit 2 attached hereto.

“Retained Business Reinsurance Agreement” means the Amended and Restated 100% Quota Share Reinsurance Agreement (Specialty) to be delivered at the Closing and substantially in the form of Exhibit 3 attached hereto.

“Retained Liabilities” means all Liabilities and obligations of the Acquired Companies arising out of actions or omissions, or the operation of their business, at any time prior to the Closing, and relating solely to the Retained Business.

“Retained Policies” means all Insurance Contracts that are subject to the Retained Business Reinsurance Agreement.

“Reviewing Party” has the meaning set forth in Section 5.4(b)(iii).

“Run-Off Business” means the business conducted by each of the Acquired Companies as of the date hereof other than the Retained Business.

“Run-Off Business Administrative Services Agreement” means the Run-Off Business Administrative Services Agreement to be delivered at the Closing and substantially in the form of Exhibit 4 attached hereto.

“Run-Off Business Consulting Engagement Agreement” means the Run-Off Business Consulting Engagement Agreement executed in the form of Exhibit 5 attached hereto.

“Run-Off Business Reinsurance Agreement” means the Amended and Restated 100% Quota Share Reinsurance Agreement (Runoff) to be delivered at the Closing and substantially in the form of Exhibit 6 attached hereto.

“SAP” means the statutory accounting principles and practices prescribed or permitted by applicable insurance Law or the applicable Department.

 “Section 338(h)(10) Election” has the meaning set forth in Section 5.4(i)(i).

“Securities Act” means the Securities Act of 1933.

“Seller” has the meaning set forth in the Preamble.

“Seller Affiliated Group” has the meaning set forth in Section 3.10(b).

 “Seller Disclosure Schedule” means the disclosure schedule delivered by Seller to Purchaser in connection with the execution and delivery of this Agreement.

“Seller Indemnified Parties” has the meaning set forth in Section 7.2(a).

“Seller Marks” has the meaning set forth in Section 5.6(c).

“Seller Parent” has the meaning set forth in the Preamble.

“Seller Pari Passu Amount” has the meaning set forth in Section 5.19.

“Seller Pari Passu Note” has the meaning set forth in Section 5.19.

“Seller Priority Amount” has the meaning set forth in Section 5.19.

“Seller Priority Note” has the meaning set forth in Section 5.19.

“Seller SR Parties” has the meaning set forth in Section 5.17(a).

“Share Consideration” has the meaning set forth in Section 5.4(i)(ii).

“Shared Reinsurance” has the meaning set forth in Section 5.17(a).

“Shares” has the meaning set forth in Section 2.1(a).

“Specified Transfer Taxes” has the meaning set forth in Section 5.4(a).

“Statutory Financial Statements” has the meaning set forth in Section 3.7(a).

“Subsidiary” means with respect to any entity, any other entity as to which it owns, directly or indirectly, or otherwise controls, more than fifty percent (50%) of the voting shares or other similar interests or otherwise has the ability to elect a majority of the directors, trustees, managing members or other persons or body exercising management control thereof.

“Surety Bonds” has the meaning set forth in Section 5.11.

“Surplus Note” has the meaning set forth in Section 5.19.

“Target Statutory Capital” means an amount equal to the sum of: (a) 200% of the authorized control level risk-based capital of OneBeacon Insurance, on a consolidated and combined basis with its Subsidiaries, plus (b) the capital level of Potomac Insurance, in each case, at the relevant date of determination as determined by Seller in accordance with SAP after giving effect to the Pro Forma Adjustments (other than (i) the Pre-Closing Seller Contribution, (ii) those related to the contribution of the Seller Pari Passu Amount and the Seller Priority Amount, and (iii) the issuance of any Surplus Note).

“Tax” or “Taxes” means any and all taxes, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any Governmental Authority, which taxes shall include all net income, gross income, profits, minimum, estimated, payroll, withholding, social security, social insurance, retirement, employment, unemployment, recording, sales, use, ad valorem, value added, real or personal property, excise, franchise, premium, gross receipts, stamp, transfer, net worth, environmental, windfall profits and other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or of a similar nature to any of the foregoing.

“Tax Contest” has the meaning set forth in Section 5.4(e)(i).

“Tax Dispute” has the meaning set forth in Section 5.4(b)(iii).

“Tax Returns” means any and all returns, reports, statements, certificates, schedules or claims for refund of or with respect to any Tax which is supplied or required to be supplied to any Governmental Authority, including any and all attachments, amendments and supplements thereto.

“Termination Date” has the meaning set forth in Section 8.1(d).

“Third Party Acquisition” has the meaning set forth in Section 5.21.

“Third Party Claim” has the meaning set forth in Section 7.4(b).

“Trademarks” means all trademarks, trade names, trade dress, service marks, assumed names, business names and logos, slogans and Internet domain names, together with all goodwill of the businesses symbolized thereby, and all current registrations and applications for any of the foregoing.

“Traders & General” has the meaning set forth in the Recitals.

“Trade Completion Certificate” has the meaning set forth in Section 5.15(e).

“Transfer Taxes” means any and all transfer, documentary, sales, use, registration, stamp, notarial, filing, recording, authorization and other similar Taxes (including penalties and interest with respect thereto).

“Underlying Allocated Account” has the meaning set forth in Section 5.25(a).

“Updated Forecast” has the meaning set forth in Section 5.20(b)(iii).

“Transition Services Agreement” means the Transition Services Agreement to be delivered at the Closing substantially in the form of Exhibit 7 attached hereto.

“Wire Transfer” means a payment in immediately available funds by wire transfer in lawful money of the United States of America to such account or accounts as shall have been designated by notice to the paying party not less than two (2) Business Days prior to the date of payment.

“XPL Claim” means a claim in excess of an underlying Insurance Contract’s limits.

Section 1.2                                      Interpretation

(a)                                  As used in this Agreement, references to the following terms have the meanings indicated:

(i)                                                        To the Preamble or to the Recitals, Sections, Articles, Exhibits or Schedules are to the Preamble or a Recital, Section or Article of, or an Exhibit or Schedule to, this Agreement unless otherwise clearly indicated to the contrary.

(ii)                                                     To any Contract (including this Agreement) or “organizational document” are to the Contract or organizational document as amended, modified, supplemented or replaced from time to time.

(iii)                                                  To any “statute” or “regulation” are to the statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any “section of any statute or regulation” include any successor to the section.

(iv)                                                 To any Governmental Authority include any successor to the Governmental Authority and to any Affiliate include any successor to the Affiliate.

(v)                                                    To any “copy” of any Contract or other document or instrument are to a true and complete copy.

(vi)                                                 To “hereof,” “herein,” “hereunder,” “hereby,” “herewith” and words of similar import refer to this Agreement as a whole and not to any particular Article, Section or clause of this Agreement, unless otherwise clearly indicated to the contrary.

(vii)                                              To the “date of this Agreement,” “the date hereof” and words of similar import refer to October 17, 2012.

(viii)                                           To “this Agreement” includes the Exhibits and Schedules (including the Purchaser Disclosure Schedule and the Seller Disclosure Schedule) to this Agreement.

(ix)                                                   To a “willful and material breach” refers to a material breach that is a consequence of an act or failure to act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of or failure to take such act would or would reasonably be expected to cause a breach of this Agreement.

(x)                                                      To any “Acquired Company” shall exclude such Acquired Company to the extent, and from and after the moment, Seller sells or transfers the capital stock of such Acquired Company or such Acquired Company merges with another Acquired Company and therefore ceases to exist, but shall not exclude any representations, warranties or covenants made by Seller or Seller Parent pursuant to this Agreement with respect to such Acquired Company prior to such sale, transfer or merger.

(b)                                 Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.”  The word “or” shall not be exclusive.  Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular.  All pronouns and variations of pronouns will be deemed to refer to the feminine, masculine or neuter, singular or plural, as the identity of the Person referred to may require.  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(c)                                  Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on other than a Business Day, the party hereto having such right or duty shall have until the next Business Day to exercise such right or discharge such duty.  Unless otherwise indicated, the word “day” shall be interpreted as a calendar day.

(d)           The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

(e)           References to “party” or “parties” hereto mean Seller and/or Purchaser, unless the context otherwise requires.

(f)            References to “dollars” or “$” mean United States dollars, unless otherwise clearly indicated to the contrary.

(g)           The parties hereto have participated jointly in the negotiation and drafting of this Agreement; consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

(h)           No summary of this Agreement prepared by or on behalf of any party hereto shall affect the meaning or interpretation of this Agreement.

(i)            All capitalized terms used without definition in the Exhibits and Schedules (including the Purchaser Disclosure Schedule and the Seller Disclosure Schedule) to this Agreement shall have the meanings ascribed to such terms in this Agreement.

ARTICLE II
PURCHASE AND SALE

Section 2.1             Purchase and Sale

(a)           Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell or cause to be sold to Purchaser, and Purchaser shall purchase from Seller or the appropriate Affiliate of Seller, as the case may be, all of the issued and outstanding shares of capital stock of OneBeacon Insurance and Potomac Insurance (collectively, the “Purchased Shares”), free and clear of all Encumbrances (other than restrictions on transfer imposed by federal and state insurance and securities Laws).  As used in this Agreement, “Shares” means all of the issued and outstanding capital stock of the Acquired Companies.

(b)           Three (3) Business Days prior to the Closing Date, Seller shall cause to be prepared and delivered to Purchaser the Estimated Closing Date Balance Sheet, and a certificate duly executed by an authorized officer of Seller setting forth the Estimated Target Statutory Capital and the Closing Purchase Price and certifying on behalf of Seller that such calculations have been determined in good faith in accordance with the terms of this Agreement.

(c)           The aggregate purchase price to be paid by Purchaser to Seller at the Closing in consideration of the Purchased Shares shall be an amount in cash equal to:

(i)            $61,000,000;

(ii)           plus accrued accretion thereon at the Accretion Rate from (and including) December 31, 2011 to the Closing Date;

(iii)          plus (if a positive amount) or minus (the absolute value, if a negative amount), the difference of (x) the Estimated Target Statutory Capital minus (y) the Pro Forma Target Statutory Capital;

(iv)          minus eighteen million five hundred thousand dollars ($18,500,000)
(subsections (i) through (iv) herein, collectively the “Closing Purchase Price”). Notwithstanding the foregoing, if the sum of subsections (i) through (iv) is a negative number, the Closing Purchase Price shall be $1.00.

Section 2.2             Closing

(a)           The Closing shall take place at the offices of Mayer Brown LLP, 1675 Broadway, New York, New York at 10:00 a.m., New York City time, on a Business Day to be specified by the parties hereto, which shall be no later than the seventh (7th) Business Day following the satisfaction or waiver (to the extent permitted by Law) of the conditions set forth in Article VI (other than conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted by Law) at or prior to the Closing of all such conditions) in accordance with this Agreement or at such other time, date and place as the parties hereto may mutually agree in writing.  The date on which the Closing occurs is referred to herein as the “Closing Date.”  The parties hereto agree that effectiveness of the Closing shall be as of 12:01 a.m., New York City time, on the Closing Date.

(b)           At the Closing, Seller shall deliver or cause to be delivered to Purchaser the following:

(i)            the executed certificate(s) described in Sections 6.2(a) and (b);

(ii)           original certificates representing the Purchased Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank, in proper form for transfer on the stock transfer books of OneBeacon Insurance Company and Potomac Insurance Company;

(iii)          the duly tendered Resignations;

(iv)          an executed counterpart of each of the Ancillary Agreements that is to be delivered at the Closing to which Seller or any of its Subsidiaries is a party;

(v)           an executed certificate under Section 1445(b)(2) of the Code providing that neither OneBeacon U.S. Holdings, Inc. or, to the extent any Affiliate of Seller is the seller of any of the Purchased Shares pursuant to Section 2.1(a) hereof, such Affiliate is a foreign person;

(vi)          the Books and Records of the Acquired Companies to the extent such Books and Records are not already in the possession of the Acquired Companies;

(vii)         certified copies of resolutions duly adopted by the Board of Directors of Seller authorizing the execution and performance of this Agreement and the other documents contemplated hereby; and

(viii)        all such additional instruments, documents and certificates provided for by this Agreement.

(c)           At the Closing, Purchaser shall deliver or cause to be delivered to Seller the following:

(i)            the executed certificate(s) described in Sections 6.3(a) and (b);

(ii)           the Closing Purchase Price paid at the Closing by Wire Transfer or by such other means as may be agreed upon by Purchaser and Seller;

(iii)          an executed cross-receipt for the Purchased Shares delivered at the Closing;

(iv)          an executed counterpart of each of the Ancillary Agreements that is to be delivered at the Closing to which Purchaser or any of its Affiliates is a party;

(v)           certified copies of resolutions duly adopted by the Board of Directors of Purchaser authorizing the execution and performance of this Agreement and the other documents contemplated hereby; and

(vi)          all such additional instruments, documents and certificates provided for by this Agreement.

(d)           At the Closing, each party hereto shall deliver to the other party hereto copies (or other evidence) of all of its Required Approvals in satisfaction of Section 6.1(b).

Section 2.3             Post-Closing Adjustment of the Closing Purchase Price.

(a)           The Closing Purchase Price will be adjusted after the Closing in accordance with Section 2.3(b).  As used in this Agreement, “Final Purchase Price” means the Closing Purchase Price calculated assuming that reference to the Estimated Target Statutory Capital instead is to the Final Target Statutory Capital.  For all purposes of this Section 2.3, the Closing Purchase Price shall refer to the amount determined in accordance with Section 2.1(c), but without regard to the final sentence thereof.

(b)           The Final Purchase Price shall be determined and a final payment shall be made by Purchaser to Seller or by Seller to Purchaser, as the case may be, as provided in this Section 2.3(b).

(i)            Not later than 90 days after the Closing Date (the “Post-Closing Delivery Period”), Purchaser shall prepare, or cause to be prepared, and deliver to Seller:

(A)          a combined statutory balance sheet of the Acquired Companies as of the Closing Date (including a detailed breakdown of the value of the Acquired Companies’ Investment Assets as of the Closing Date as reflected on such combined statutory balance sheet), which will be prepared in accordance with SAP (except with respect to the Pro Forma Adjustments) applied on a basis consistent with the Pro Forma Balance Sheet after giving effect to the Pro Forma Adjustments (the “Proposed Final Closing Date Balance Sheet”); and

(B)           a certificate duly executed by an authorized officer of Purchaser setting forth the calculation of the Final Target Statutory Capital (the “Proposed Final Target Statutory Capital” and together with the Proposed Closing Date Balance Sheet, the “Proposed Financial Deliverables”) and the Final Purchase Price derived from such and the other statements herein (assuming, for purposes of such certificate, that the Final Closing Date Balance Sheet will be in the form of the Proposed Final Closing Date Balance Sheet) and certifying on behalf of Purchaser that such calculation has been determined in good faith in accordance with the terms set forth in this Section 2.3(b).

If Purchaser shall fail to deliver the Proposed Financial Deliverables pursuant to this Section 2.3(b)(i) within the Post-Closing Delivery Period, Seller may, upon written notice to Purchaser delivered within 10 days after the expiration of the Post-Closing Delivery Period, prepare, or cause to be prepared, and deliver to Purchaser the Proposed Financial Deliverables within 30 days after the expiration of the Post-Closing Delivery Period, in which case, the provisions of this Section 2.3(b) shall be adjusted mutatis mutandis.  After delivery of the notice referred to in the immediately preceding sentence, Seller and a firm of independent public accountants and independent actuaries designated by Seller will be entitled to reasonable access during normal business hours to the relevant records and working papers of Purchaser and its accountants and actuaries to aid in their preparation of the Proposed Financial Deliverables.  If Purchaser shall fail to deliver the Proposed Financial Deliverables pursuant to this Section 2.3(b)(i) within the Post-Closing Delivery Period and Seller shall fail to deliver the notice referred to in the third sentence of this paragraph, the Estimated Target Statutory Capital and the Estimated Closing Date Balance Sheet, as the case may be, shall be deemed to be final, binding and conclusive on the parties.

(ii)           After delivery of the Proposed Financial Deliverables to the Seller, Seller and a firm of independent public accountants and independent actuaries designated by Seller will be entitled to reasonable access during normal business hours to the relevant records and working papers of Purchaser and its accountants and actuaries to aid in their review of the Proposed Financial Deliverables.

(iii)          The Proposed Financial Deliverables will be deemed to be accepted by and will be final, binding and conclusive on the parties except to the extent, if any, that Seller has delivered to Purchaser within 45 days after the date on which the Proposed Financial Deliverables are delivered to Seller, a written notice stating that Seller believes that the Proposed Financial Deliverables contain mathematical errors or were not prepared in accordance with the terms of this Agreement.  The written notice of objection must specify in reasonable detail (A) each and every item in the Proposed Financial Deliverables to which Seller objects, (B) the nature of any such objection, (C) the amount in question, (D) Seller’s proposed change with respect to such items, and (E) the reasons supporting Seller’s positions.

(iv)          If a proposed change by the Seller is disputed by Purchaser, Seller and Purchaser shall negotiate in good faith to resolve such dispute.  If Purchaser and Seller reach agreement with respect to any disputed item, Purchaser shall revise the Proposed Financial Deliverables to reflect such agreement, and such revised and agreed Proposed Financial Deliverables will be final, binding and conclusive on the parties.

(v)           If any such proposed change remains disputed after a period of 30 days following the date on which Seller gives Purchaser the written notice of objection, then Purchaser and Seller shall jointly engage (x) KPMG LLP, (y) if KPMG LLP has a conflict of interest with respect to such engagement that is not waived by the parties or is otherwise unable or unwilling to accept such engagement, another nationally recognized “Big Four” independent registered public accounting firm having substantial insurance and reinsurance arbitration expertise that (A) does not have a conflict of interest with respect to such engagement that is not waived by the parties and (B) is mutually acceptable to Purchaser and Seller, or (z) if no such an accounting firm is mutually acceptable to Purchase and Seller, they shall each instruct their respective accountants to select another nationally recognized independent registered public accounting firm having substantial insurance and reinsurance arbitration expertise that does not have a conflict of interest with respect to such engagement that is not waived by the parties in good faith within ten (10) days; provided that if Purchaser’s and Seller’s accountants shall not have agreed upon such an accounting firm within such ten (10) day period, within an additional five (5) days, they shall each designate such an accounting firm and one accounting firm shall be selected by lot from those two accounting firms; provided further that, if only one of Seller’s and Purchaser’s accountants shall so designate a name of an accounting firm for selection by lot, such accounting firm so designated shall be deemed selected (KPMG LLP or such other firm, the “Independent Accountant”) to resolve any remaining disputes.  When acting under this Agreement, the Independent Accountant shall be entitled to the privileges and immunities of an arbitrator.  The Independent Accountant will act as an arbitrator to determine only those issues as to which Seller has disagreed in the notice of objection duly delivered pursuant to Section 2.3(b)(iii) that are disputed by Purchaser.  Purchaser and Seller shall deliver written briefs in support of their positions to the Independent Accountant, as applicable, and to one another within 20 Business Days after the matter is submitted to the Independent Accountant.  Reasonable discovery will be permitted in any such arbitration proceeding, including the right to depose or obtain interrogatories from officers, employees or other representatives of the other party to the extent such Persons are knowledgeable about, or possess information regarding, matters relevant to any disputed item.  In addition, during the review by the Independent Accountant, Purchaser and Seller shall each make available to the Independent Accountant such individuals and such information, books, records and work papers, as may be required by the Independent Accountant to fulfill its obligations under this Section 2.3(b)(v); provided, however, that the independent accountants of Seller or Purchaser shall not be obligated to make any working papers available to the Independent Accountant unless and until the Independent Accountant has signed a confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants or independent actuaries.  Purchaser and Seller shall use their commercially reasonable efforts to cause the Independent Accountant to issue its written determination regarding all disputed items within 30 days (and in any event such determination will be issued not later than 60 days) after such items are submitted for review.  In no event may the Independent Accountant’s determination of disputed items be for an amount that is outside the range of Purchaser’s and Seller’s disagreement.  The determination of the Independent Accountant will be final, binding and conclusive on Purchaser and Seller, and Purchaser shall revise the Proposed Financial Deliverables to reflect such determination.  The fees, costs and expenses of the Independent Accountant will be borne by Purchaser and Seller in a proportion equal to the aggregate amount unsuccessfully disputed by such party over the total amount in dispute and submitted to the Independent Accountant as calculated by the Independent Accountant.

(vi)          The Proposed Final Target Statutory Capital and the Proposed Final Closing Date Balance Sheet that become final, binding and conclusive on the parties pursuant to any of clauses (i), (iii), (iv) and (v) of this Section 2.3(b) are respectively referred to herein as the “Final Target Statutory Capital” and “Final Closing Date Balance Sheet.”

(A)          If the Final Purchase Price is less than the Closing Purchase Price, Seller shall pay to Purchaser an amount equal to such shortfall, within five (5) Business Days following the date on which the Proposed Final Target Statutory Capital and the Proposed Final Closing Date Balance Sheet are finalized in accordance with any of clauses (i), (iii), (iv) and (v) of this Section 2.3(b) (“Post-Closing Adjustment Determination Date”); and

(B)           If the Final Purchase Price is more than the Closing Purchase Price, Purchaser shall cause OneBeacon Insurance to pay to Seller an amount equal to such excess, within the later of (x) five (5) Business Days following the Post-Closing Adjustment Determination Date, and (y) five  (5) Business Days following the date of receipt of approval from the Pennsylvania Department for such payment, if required.

(vii)         Any payments required to be made by one party to another party pursuant to this Section 2.3(b) shall be offset by any payments required to be made to the first party by such other party.  Any payment required to be made pursuant to this Section 2.3(b) will be made by Wire Transfer.  Any adjustment pursuant to this Section 2.3(b) will be treated as an adjustment to the Closing Purchase Price for tax reporting purposes.

(viii)        Purchaser covenants that until the amount that is to be paid to Seller pursuant to clause (vi)(B) of this Section 2.3(b) is paid in full, Purchaser shall (A) ensure that OneBeacon Insurance does not declare or pay any dividend, distribution or other similar payment or transfer to its shareholder(s) and (B) take all reasonable actions and measures to ensure that the Pennsylvania Department approves as promptly as practicable, and does not withdraw any approval granted for, the full payment of such amount, including making all filings required therefor within five (5) Business Days of the Post-Closing Adjustment Determination Date.

(ix)           Purchaser’s and Seller’s rights to indemnification pursuant to Article VII will not be deemed to limit, supersede or otherwise affect, or be limited, superseded or otherwise affected by, Purchaser’s and Seller’s respective rights under this Section 2.3(b), except to the extent any Loss is reflected, reserved for or accrued on the Final Closing Date Balance Sheet.

Section 2.4             No Set-off.  Except as expressly set forth herein, from and after the Closing, neither Seller nor any of its Affiliates, on the one hand, nor Purchaser nor any of their Affiliates, on the other hand, shall have any set-off or other similar rights with respect to (a) any of the funds to be received by such party or its Affiliates pursuant to this Agreement or any Ancillary Agreement or (b) any other amounts claimed to be owed to the other party hereto or its Affiliates arising out of this Agreement or any Ancillary Agreement

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Seller Disclosure Schedule, Seller represents and warrants to Purchaser as follows; provided that no representation or warranty is made under this Agreement with respect to the Retained Business (other than the representations set forth in Section 3.17); provided, further, that to the extent Seller sells or transfers the capital stock of any Acquired Company, or merges any Acquired Company into another Person, prior to the Closing as permitted in Section 5.13, no representation or warranty will be deemed to be made under this Agreement with respect to such Acquired Company, as the case may be, from and after the date of such sale, transfer or merger.

Section 3.1             Organization and Authority.  Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.  Seller has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and the agreements contemplated to be executed and delivered hereunder to which it is a party.

Section 3.2             Binding Effect.  The execution and delivery of this Agreement by Seller, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly approved by all requisite corporate action on the part of Seller and no additional corporate proceedings on the part of Seller or any Affiliate thereof or any of their respective securityholders are necessary to approve or authorize, as applicable, this Agreement, the performance of Seller’s obligations hereunder or the consummation of the transactions contemplated hereby.  Assuming the due authorization, execution and delivery by Purchaser, this Agreement constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, preference and other similar laws affecting creditors’ rights generally, and by general principles of equity (regardless of whether enforcement is sought in equity or at law) (the “Bankruptcy and Equity Exceptions”).

Section 3.3             Organization, Qualification and Authority of the Acquired Companies

(a)           Each of the Acquired Companies is an insurance company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization.  Each of the Acquired Companies (i) has all requisite corporate power and authority to own, lease or otherwise hold and operate its assets and to carry on its business as currently conducted and (ii) is duly qualified to do business and is in good standing (if applicable) as a foreign corporation in each jurisdiction where the ownership or operation of its assets or the conduct of its business requires such qualification, except, in the cases of clauses (i) and (ii) above, where the failure to have such power and authority or to be so qualified would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(b)           Seller has made available to Purchaser copies of the Books and Records and organizational documents of each of the Acquired Companies, in each case as amended (such organizational documents, the “Organizational Documents”).  The Acquired Companies are not in violation in any material respect of any of the provisions of their Organizational Documents.

Section 3.4             Capital Structure; Ownership of the Acquired Companies

(a)           The authorized capital stock, including the number of authorized shares and the number of issued and outstanding shares, of each of the Acquired Companies is set forth on Section 3.4(a) of the Seller Disclosure Schedule.  The Shares are the only shares of capital stock of, or other equity or voting interest in, the Acquired Companies that are issued and outstanding and are held by the Seller and the Acquired Companies as set forth in Section 3.4(a) of the Seller Disclosure Schedule.  The Shares have been duly authorized and validly issued and are fully paid and non-assessable.  Except for this Agreement, there are no preemptive or other outstanding rights, options, warrants, subscriptions, puts, calls, conversion rights or agreements or commitments of any character relating to the authorized and issued, unissued or treasury shares of capital stock, or other equity or voting interests, of any of the Acquired Companies.  The Shares have not been issued in violation of any applicable Laws or the Acquired Companies’ respective Organizational Documents or in violation of any preemptive rights of the current owners of the Acquired Companies.  None of the Acquired Companies has any debt securities outstanding that have voting rights or are exercisable or convertible into, or exchangeable or redeemable for, or that give any Person a right to subscribe for or acquire, capital stock or any other security or any other equity interests of any such Acquired Company.  There are no obligations, contingent or otherwise, to repurchase, redeem (or establish a sinking fund with respect to redemption) or otherwise acquire any Shares.  There are no shares of capital stock or other equity or voting interests of any of the Acquired Companies reserved for issuance.  Seller owns, directly or indirectly, all of the Shares, in each case of record and beneficially, free and clear of all Encumbrances (other than restrictions on transfer imposed by federal and state insurance and securities Laws).

(b)           Except as set forth on Section 3.4(b) of the Seller Disclosure Schedule, none of the Acquired Companies has any Subsidiaries and, except for Investment Assets, none of the

Acquired Companies owns, directly or indirectly, any capital stock or other equity or voting interest of any Person, has any direct or indirect equity or ownership interest in any business or is a member of or participant in any partnership, joint venture or other entity, excluding any membership or participation in guaranty funds or similar associations or organizations the Acquired Companies must participate in or by virtue of their status as licensed insurers or the nature of the Run-Off Business.  Upon delivery of certificates representing the Shares to be sold by Seller hereunder and payment therefore pursuant to this Agreement, good, valid and marketable title to such Shares, free and clear of all Encumbrances, will be transferred to the Purchaser (other than restrictions on transfer imposed by federal and state insurance and securities Laws).

Section 3.5             Filings and Consents.  No consents or approvals of, waivers from or filings or registrations with, any Governmental Authority or any third party pursuant to a Material Contract or Reinsurance Agreement are required to be made or obtained at or prior to the Closing by Seller or any Acquired Company in connection with the execution, delivery or performance by Seller of this Agreement or to consummate the transactions contemplated hereby, except for (a) the notification and report forms required, if any, to be filed under the HSR Act with the Federal Trade Commission and the Antitrust Division of the Department of Justice, (b) the approvals required, if any, under the applicable insurance laws and regulations of the States of Massachusetts, New Jersey, New York, Pennsylvania, Texas and Wisconsin, (c) the expiry of waiting periods required under other applicable insurance Laws, (d) the matters set forth on Section 3.5 of the Seller Disclosure Schedule and (e) consents, approvals, waivers, filings or registrations the failure of which to make with or obtain from the applicable Governmental Authorities or third parties would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

Section 3.6             No Violations.  Subject to the making of the filings and registrations and receipt of the consents, approvals and waivers referred to in Section 3.5 and the expiration of related waiting periods, the execution, delivery and performance of this Agreement by Seller and the consummation of the transactions contemplated hereby do not and will not (a) conflict with, constitute a breach or violation of, or a default under, or give rise to any Encumbrance (other than Permitted Encumbrances) or any acceleration of remedies, penalty, increase in benefit payable or right of termination, suspension, revocation or cancellation under, or forfeiture of, as applicable, any applicable Law, Governmental Order or Governmental Authorization or any Contract of Seller or any Acquired Company, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, or (b) constitute a material breach or violation of, or a default under, or conflict with the organizational documents of Seller or any of the Organizational Documents.

Section 3.7             Financial and Statutory Statements; No Undisclosed Liabilities.

(a)           Seller has made available to Purchaser prior to the date hereof copies of (i) the annual statutory financial statements of each of the Acquired Companies as of and for the years ended 2011 and 2010 (the “Annual Statutory Financial Statements”) and (ii) the quarterly statutory financial statements of each of the Acquired Companies as of and for the quarterly period ended June 30, 2012 as filed with the Departments (the “Interim Statements” and collectively with the Annual Statutory Financial Statements, the “Statutory Financial

Statements”).  Except as may be indicated in the notes thereto, each of the Statutory Financial Statements (A) were derived from and consistent with the Books and Records, (B) were prepared, in all material respects, in accordance with all applicable Laws and SAP consistently applied during the periods involved and (C) present fairly, in all material respects, the statutory financial position and the statutory results of operations, capital and surplus of the applicable Acquired Company as of the respective dates and for the respective periods referred to in the Statutory Financial Statements.

(b)           The Pro Forma Balance Sheet has been prepared in accordance with SAP (except with respect to the Pro Forma Adjustments).  The Pro Forma Balance Sheet was prepared from and is consistent with the Books and Records and the Statutory Financial Statements, presents fairly in all material respects the combined pro forma financial position of the Acquired Companies as of December 31, 2011, and was prepared in conformity with SAP (except with respect to the Pro Forma Adjustments) applied on a basis consistent with its application in connection with the preparation of the Statutory Financial Statements.

(c)           Except for those Liabilities (i) that are reflected or reserved against in the Annual Statutory Financial Statements, (ii) incurred in the Ordinary Course of Business since December 31, 2011, (iii) incurred in the Ordinary Course of Business in connection with Insurance Contracts, (iv) incurred by or on behalf of an Acquired Company in connection with this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, (v) incurred with the consent of Purchaser or (vi) that would not individually, or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Acquired Companies has any liabilities that would be required by SAP to be reflected on an unaudited balance sheet of such Acquired Company (or disclosed in the notes thereto) (excluding any Liabilities that are reasonably apparent from the face of the disclosures set forth in the Seller Disclosure Schedule).

(d)           The loss and loss adjustment expense reserves (including incurred but not reported loss and loss adjustment expense reserves) of each Acquired Company reflected in its most recent Statutory Financial Statement filed with its domiciliary Department were determined using generally accepted actuarial standards consistently applied.

Section 3.8             Absence of Certain Changes.  Except as set forth in Sections 3.8 or 5.13(a) of the Seller Disclosure Schedule and Schedule 1.1(a), as reflected in the Interim Statements, or to the extent arising out of or relating to the transactions contemplated by this Agreement and the Ancillary Agreements, since December 31, 2011, (a) the Run-Off Business of the Acquired Companies has been operated in all material respects in the Ordinary Course of Business, (b) no Company Material Adverse Effect has occurred and (c) the Seller and the Acquired Companies have not made or allowed any action described under Sections 5.2(a) through (o); provided that for this purpose, the actions described under Section 5.2(m) shall be determined as if the word “material” were inserted immediately before the sixth, eleventh, twenty-first and seventy-second words of such Section (before taking into account the additional words added pursuant to this proviso).

Section 3.9             Litigation; Governmental Orders.

(a)           Other than as set forth in Section 3.9(a) of the Seller Disclosure Schedule, there is no Action pending or, to the Knowledge of Seller, threatened in writing against (i) any Acquired Company or its business or any of its properties or assets (other than ordinary course litigation in connection with Insurance Contracts) which would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or (ii) Seller or any of its Affiliates (other than the Acquired Companies) or any of their respective properties or assets, in each case, solely to the extent related to the business of the Acquired Companies, which would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(b)           None of the Acquired Companies is a party or subject to any Governmental Order applicable to that Acquired Company, its business or any of its properties or assets other than those that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect and other than any Governmental Order that is generally applicable to all Persons in businesses similar to that of the Acquired Companies.

Section 3.10           Taxes.

(a)           All Tax Returns required to be filed by or with respect to the Acquired Companies (including any such Tax Return required to be filed by any Seller Affiliated Group) have been timely filed.  All such Tax Returns were true, correct and complete in all material respects and all Taxes owed by the Acquired Companies, whether or not shown on any such Tax Return, have been timely paid.  With respect to any taxable period for which Taxes are not yet due and owing, each of the Acquired Companies has made adequate and sufficient accruals for Taxes on the Statutory Financial Statements for such Acquired Company in accordance with SAP.  No Acquired Company is currently the beneficiary of or has requested any extension of time within which to file any Tax Return which has not yet been filed.  No claim has ever been made by any Governmental Authority in any jurisdiction where any Acquired Company does not file Tax Returns that such Acquired Company is or may be subject to taxation by, or required to file Tax Returns in, such jurisdiction.  Each of the Acquired Companies has complied in all material respects with all applicable laws relating to the payment, collection, or withholding of Taxes and the remittance thereof to the relevant Governmental Authority.

(b)           Since January 1, 2001, no Acquired Company has ever been (i) a member of any affiliated group filing or required to file a consolidated, combined, unitary, or other similar Tax Return (other than any such group of which CGU Corporation or Fund American Enterprises Holdings, Inc. were or OneBeacon U.S. Financial Services, Inc. is the common parent (a “Seller Affiliated Group”)) or (ii) a party to or bound by, nor does it have or has it ever had any obligation under, any Tax sharing or Tax allocation agreement or similar contract or arrangement (other than pursuant to customary commercial contracts not primarily related to Taxes and, in the case of any such contracts that are reasonably expected to give rise to a material amount of shared or allocated Taxes, as identified in Section 3.10(b) of the Seller Disclosure Schedule).  No Acquired Company has any liability for Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local, or non-United States law), as a transferee or successor, by contract, or otherwise (other than pursuant to customary commercial contracts not primarily related to Taxes and, in the case of any such contracts that are reasonably expected to give rise to a material liability of an Acquired Company, as identified in Section 3.10(b) of the Seller Disclosure Schedule). Immediately after the Closing Date, no Acquired Company will have any deferred intercompany items within the meaning of Treasury Regulations Section 1.1502-13, and at such time there will not exist any excess loss account within the meaning of Treasury Regulations Section 1.1502-19 with respect to the stock of any Acquired Company.  For United States federal income tax purposes, Seller constitutes a “disregarded entity,” owned by OneBeacon U.S. Holdings, Inc., within the meaning of Treasury Regulations Section 301.7701-3(b)(1).

(c)           Except as set forth in Section 3.10(c) of the Seller Disclosure Schedule:  (i) there are no Encumbrances with respect to Taxes upon any of the assets or properties of any of the Acquired Companies, other than Permitted Encumbrances; (ii) there are no audits, examinations, written claims or assessments regarding Taxes in process or pending or proposed against any of the Acquired Companies or any Seller Affiliated Group; (iii) there are no outstanding agreements, waivers, or arrangements extending the statutory period of limitation (or any other period during which any Tax can be assessed) applicable to any claim for, or the period for the collection or assessment of, any Taxes with respect to any Acquired Company or any Seller Affiliated Group, and there are no outstanding requests or demands to extend or waive any such period of limitation and (iv) no power of attorney with respect to Taxes has been executed or filed with any Governmental Authority by or with respect to any Acquired Company that will remain in effect after the Closing.

(d)           Section 3.10(d) of the Seller Disclosure Schedule lists all income and premium Tax Returns filed by or with respect to each Acquired Company (including any such Tax Return filed by any Seller Affiliated Group) for all taxable periods ended on or after December 31, 2009, copies of which have been made available to the Purchaser in the Electronic Data Room (which copies, in the case of any Seller Affiliated Group, are in the form of pro-forma returns for the relevant period for the Acquired Company included in such group), and indicates those Tax Returns that have been audited or subject to similar examination by a Taxing authority and those Tax Returns that, to the Knowledge of Seller, currently are the subject of such audit or examination.  Seller has delivered to the Purchaser true, correct, and complete copies of all private letter rulings, notices of proposed deficiencies, deficiency notices, closing agreements, settlement agreements, and pending ruling requests, relating to Taxes for all taxable periods ended on or after December 31, 2009 submitted, received, or agreed to by or on behalf of any Acquired Company.

(e)           No Acquired Company will be required to include any item of income in, or exclude any item of deduction from, the determination of taxable income for any taxable period (or portion thereof) after the Closing Date as a result of any (i) adjustment under Section 481 of the Code (or any similar provision of applicable state, local, or non-United States law) by reason of a change in accounting method or otherwise; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of applicable state, local, or non-United States law) or Tax-related ruling received from any Governmental Authority and  executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-United States law); (iv) installment sale or open transaction made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; or (vi) election under Section 108(i) of the Code.

(f)            Tax basis, loss and loss adjustment expense reserves, and unearned premium reserves for the Acquired Companies have been computed and maintained in the manner required under Sections 807, 832, and 846 of the Code and any other applicable Tax provision in all material respects.  No Acquired Company has a positive policyholder surplus account within the meaning of Section 815 of the Code, or maintains a “special loss discount account” or makes “special estimated tax payments” within the meaning of Section 847 of the Code.  No Acquired Company has ever been a life insurance company as defined in Section 816 of the Code, or has ever assumed, exchanged, administered, reinsured, or offered any policies or contracts that would constitute life insurance contracts as defined under Section 7702 of the Code or an annuity subject to Section 72 of the Code.  No Acquired Company has ever issued, assumed, reinsured, modified, exchanged, or sold any policies, contracts, or other products to customers that are intended to or have ever been intended to qualify as a “pension plan contract” within the meaning of Section 818(a) of the Code or were otherwise intended to qualify under Sections 401, 403, 408, 412 or 457 of the Code.

(g)           No Acquired Company has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the four (4) years prior to the date of this Agreement.

(h)           No Acquired Company has ever had a permanent establishment or other taxable presence in any foreign country, as determined pursuant to applicable foreign law and any applicable Tax treaty or convention between the United States and such foreign country.  To the Knowledge of Seller, no Acquired Company directly owns stock in any other corporation which is a passive foreign investment company within the meaning of Section 1297 of the Code or a controlled foreign corporation within the meaning of Section 957 of the Code.

(i)            No Acquired Company has participated or engaged in any “reportable transaction” within the meaning of Section 6707A of the Code or Treasury Regulations Section 1.6011-4, but excluding from such definition any transaction identified in Treasury Regulations Section 1.6011-4(b)(5).

(j)            No Acquired Company is subject to any current limitation (excluding for this purpose any such limitation arising as a result of the purchase and sale of the Purchased Shares pursuant to this Agreement) under Sections 382, 383, or 384 of the Code (or any corresponding or similar provision of state, local, or non-United States law) on its ability to utilize its net operating losses, built-in losses, credits, or other similar items.

Section 3.11           Employee Benefits.

(a)           Section 3.11(a) of the Seller Disclosure Schedule sets forth a list of each material employee benefit plan (as such term is defined in Section 3(3) of ERISA, whether or not such plans are subject to ERISA) and each other material plan, program or policy providing for equity-based compensation, bonuses, incentive compensation, retention, termination, change in control or fringe benefits, that is sponsored, maintained or contributed to by Seller or any of its ERISA Affiliates as of the date of this Agreement for the benefit of any Employee, or in which any Employee or beneficiary of an Employee otherwise participates as of the date of this Agreement, or with respect to which an Acquired Company has any liability, contingent or otherwise (collectively, the “Benefit Plans”).  Section 3.11(a) of the Seller Disclosure Schedule identifies any Benefit Plan, if any, that is maintained by any of the Acquired Companies as of the date of this Agreement.  Seller has delivered to Purchaser prior to the date hereof true and complete copies of each Benefit Plan.  Seller shall not make any material changes to any Benefit Plans after the date of this Agreement that materially increase the benefits to Employees or beneficiaries thereunder without first obtaining the written consent of Purchaser.  Section 3.11(a) of the Seller Disclosure Schedule set forth a list of each Employee.

(b)           Each Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination or opinion letter from the IRS or has applied to the IRS for a favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and there are no circumstances reasonably likely to result in the loss of the qualification of such plan under Section 401(a) of the Code.

(c)           The minimum funding standards of Section 412 of the Code have been satisfied, and neither Seller nor any ERISA Affiliate has an outstanding funding waiver.  No Acquired Company nor any ERISA Affiliate has incurred any material liability with respect to a Pension Plan under Title IV of ERISA (other than with respect to routine claims for benefits or Pension Benefit Guaranty Corporation premiums paid in the Ordinary Course of Business).  No Benefit Plan is a multiemployer plan as defined in Section 3(37) of ERISA.

(d)           Each Benefit Plan has been administered in all material respects in accordance with the terms of such plan and the provisions of any and all statutes, orders or governmental rules or regulations, including without limitation ERISA and the Code.  All contributions, premiums and other amounts due to or in connection with each Benefit Plan under the terms of the Benefits Plan or applicable law have been timely made.  There are no claims pending or, to the Knowledge of Seller, threatened in writing by or on behalf of any Benefit Plan (other than with respect to routine claims for benefits), by any Person covered thereby or otherwise.

(e)           Subject to Section 5.5(d), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or together with subsequent events, will (i) entitle any Employee to any payments (including severance pay or any increase in severance pay or other compensation upon any termination of employment after the date hereof) for which any Acquired Company or Purchaser would have any liability, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans for which any Acquired Company or Purchaser would have any liability or (iii) result in payments under any of the Benefit Plans that would not be deductible under Section 280G of the Code.

Section 3.12           Compliance with Laws; Governmental Authorizations.

(a)           Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, none of the Acquired Companies (i) is in violation of any applicable Law nor (ii) has received, at any time since December 31, 2009, any written notice from any Governmental Authority regarding any actual or alleged violation of, or failure on the part of such Acquired Company to comply with, any applicable Law.

(b)           Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, (i) each Acquired Company holds and maintains in full force and effect all material Governmental Authorizations required to conduct its business in the manner and in all such jurisdictions as it is currently conducted, including the insurance licenses from all insurance Governmental Authorities, which are set forth in Section 3.12 of the Seller Disclosure Schedule and (ii) each Acquired Company is in compliance with all such Governmental Authorizations.  None of the Acquired Companies has received, at any time since December 31, 2008, any written notice from any Governmental Authority regarding any actual or alleged violation of, or failure on the part of such Acquired Company to comply with, any term or requirement of any such material Governmental Authorization that has not been remedied.

(c)           The Acquired Companies have filed all material reports, statements, documents, registrations, filings and submissions required to be filed with any Governmental Authority, and all such reports, statements, documents, registrations, filings and submissions complied in all material respects with applicable Law in effect when filed and no material deficiencies have been asserted by, nor any material penalties imposed by, any such Governmental Authorities with respect to such reports, statements, documents, registrations, filings or submissions.

Section 3.13           Intellectual Property.

(a)           Section 3.13(a) of the Seller Disclosure Schedule (in subsections labeled (i) and (ii) corresponding to the below paragraphs) contains a complete and accurate list of:

(i)            the Trademarks, copyrights, and patents owned by an Acquired Company or a Subsidiary of an Acquired Company that is the subject of a registration or pending application for registration and, if applicable, the jurisdictions in which such Registered Intellectual Property has been issued or registered or in which any application for such issuance or registration has been filed, the name of the applicant/registrant, the application or registration number, the filing date and the issuance/registration/grant date; and

(ii)           the domain name registrations owned by an Acquired Company or a Subsidiary of an Acquired Company and, for each such domain name, the named owner and the registrar with whom that domain name is registered.

The Acquired Companies and their Subsidiaries own all rights to the registered intellectual property and domain name registrations listed in Section 3.13(a)(i) and (ii) of the Seller Disclosure Schedule (collectively, the “Registered Intellectual Property”) free and clear of all Encumbrances other than Permitted Encumbrances.  The Acquired Companies and their

Subsidiaries have taken reasonable steps to maintain the Registered Intellectual Property.  None of the Registered Intellectual Property has been adjudged invalid or unenforceable in whole or part.

(b)           As of the date of this Agreement, each Acquired Company owns or has rights or licenses to use, and as of the Closing Date and subject to obtaining all required consents and subject to obtaining all third party licenses and other consents required for Seller to provide or the Acquired Companies to receive services under the Transition Services Agreement, after giving effect to those transfers and assignments of Intellectual Property pursuant to Sections 5.6(a) and (b) and the services and access to and use of software and information systems that Seller is agreeing to provide under the Transition Services Agreement, each Acquired Company will own or have rights or licenses to use, the material Intellectual Property used in the business of such Acquired Company as currently conducted, free and clear of all Encumbrances other than Permitted Encumbrances, except as provided in the Transition Services Agreement.

(c)           To the Knowledge of Seller, the conduct of the business of each Acquired Company and their Subsidiaries as currently conducted does not infringe upon, misappropriate, dilute or otherwise violate the Intellectual Property rights of any third party; the Acquired Company and their Subsidiaries have not infringed upon, misappropriated, diluted, or otherwise violated the Intellectual Property rights of any third party and, subject to obtaining all required consents and subject to obtaining all third party licenses and other consents required for Seller to provide or the Acquired Companies to receive services under the Transition Services Agreement, will not infringe upon, misappropriate, or violate the Intellectual Property rights of any third party immediately following the Closing Date to the extent conducted as currently conducted (other than such changes in conduct due to the transactions contemplated herein on the Closing Date); and none of the Acquired Companies nor their Subsidiaries has received any written notice of any alleged breach, infringement, misappropriation or dilution or other violation by any Acquired Company or its Subsidiaries of the Intellectual Property rights of any third party, in each case where such breach, infringement, misappropriation or dilution is pending and not resolved and except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.  To the Knowledge of Seller, as of the date hereof, no third party is breaching, infringing upon, misappropriating or otherwise violating any Acquired Company Owned Intellectual Property and no such claims have been made or threatened in writing by any Acquired Company or Seller or their Affiliates.

(d)           After giving effect to those transfers and assignments of Intellectual Property pursuant to Sections 5.6(a) and (b) and the Transition Services Agreement and the activities contemplated by Section 5.13, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, there is no Intellectual Property used in the business of any Acquired Company or its Subsidiaries as currently conducted that is owned by Seller or any of its Affiliates, other than the Seller Marks and software, systems and data used for the Acquired Companies.

(e)           The Acquired Companies have implemented policies and procedures reasonably designed to establish and preserve its ownership of the Acquired Company Intellectual Property, including the protection of trade secrets and other confidential information.

(f)            Each Acquired Company is in material compliance with any applicable privacy policies it has established.  To the Knowledge of Seller, there are no notices, claims, investigations or proceedings pending or threatened by state or federal agencies, or private parties involving notice or information to individuals that Personal Information held or stored by the Acquired Companies has been compromised, lost, taken, accessed or misused.  No Acquired Company has received any written notice regarding any violation of any Privacy Law, and, to the Knowledge of the Seller, no Acquired Company has had any data breach involving Personal Information or, if it was made aware of a data breach, has complied with all data breach notification and related obligations and has taken corrective action reasonably designed to prevent recurrence of such a data breach, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.  All websites established or maintained by an Acquired Company that are accessible to the general public contain privacy statements advising them how their Personal Information will be used, collected, stored and protected.  “Personal Information” means any information related to an identified or identifiable natural person and does not meet the definition of de-identified as defined by the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) section 164.514 (b)(2).  “Privacy Laws” shall mean any laws, statutes, rules, regulations, codes, orders, decrees, and rulings thereunder of any federal, state, regional, county, city, municipal or local government of the United States that relate to privacy, data protection or data transfer issues.

Section 3.14           Material Contracts.

(a)           Section 3.14(a) of the Seller Disclosure Schedule lists, as of the date hereof, any Contract to which any Acquired Company is a party and that is (i) used primarily in the Run-Off Business or (ii) is a Contract under which any Acquired Company will have continuing obligations after the Closing that meets any of the following criteria and is not an Insurance Contract, Producer Agreement, reinsurance agreement, reinsurance treaty or Intercompany Agreement (each, a “Material Contract”) and that:

(i)            requires expenditures by an Acquired Company involving consideration in excess of $50,000 in any twelve (12)-month period;

(ii)           provides for payments to be received by an Acquired Company in excess of $50,000 in any twelve (12)-month period;

(iii)          relates to the incurrence by an Acquired Company of any indebtedness in an aggregate amount in excess of $50,000 during the term of the Contract;

(iv)          relates to the acquisition or disposition (whether by merger, sale or purchase of stock, sale or purchase of assets or otherwise) lease, option to sell or lease by an Acquired Company of any material assets or any material business (except for transactions involving Investment Assets);

(v)           restricts or limits an Acquired Company’s ability to freely engage in any business, compete with other entities, market any product or solicit employees or customers, or provides for “exclusivity” or any similar requirement;

(vi)          contains indemnifications, guarantees or keep-wells or similar undertakings made or supported by any Acquired Company;

(vii)         is a collective bargaining agreement or other Contract or arrangement with any labor union or any employee organization;

(viii)        relates to the license to an Acquired Company of any material Intellectual Property or the license from an Acquired Company of any material Intellectual Property, other than “shrink wrap” or “click through” licenses or licenses of generally-available “off the shelf” computer software or databases;

(ix)           Contract (however named) involving a sharing of profits, losses, costs or liabilities by any Acquired Company with any other Person;

(x)            power of attorney of any Acquired Company that is currently effective and outstanding;

(xi)           Contract relating to indemnification of any member, stockholder, manager, director or officer of any Acquired Company, other than the Organizational Documents; or

(xii)          is an obligation to enter into any of the foregoing.

(b)           With respect to each Material Contract, assuming the due authorization, execution and delivery thereof by the other party or parties thereto, (i) each Material Contract is a valid and binding obligation of the applicable Acquired Company and, to the Knowledge of Seller, as of the date hereof, each other party or parties thereto, in accordance with its terms and is in full force and effect, subject to the Bankruptcy and Equity Exceptions, (ii) the applicable Acquired Company is not, and, to the Knowledge of Seller, no other party thereto is in default in the performance, observance or fulfillment of any obligation, covenant or condition contained in each of the Material Contracts and (iii) to the Knowledge of Seller, as of the date hereof, no event has occurred that would constitute a default under any Material Contract, except, with respect to the foregoing clauses (i), (ii) and (iii), where such failures to be valid and binding and in full force and effect and defaults would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(c)           Copies of each Material Contract have been made available to Purchaser, except to the extent that any such Material Contract is identified as confidential in Section 3.14(a) of the Seller Disclosure Schedule.

(d)           For the avoidance of doubt,  Material Contracts shall not include Contracts that will be assigned, following the date hereof but prior to the Closing, to an Affiliate of the relevant Acquired Company that is not an Acquired Company.

Section 3.15           Assets; Real Property.

(a)           Each Acquired Company has good and valid title to, or a valid and binding leasehold or other interest in, all material personal property and other assets (other than the

Investment Assets) reflected on the balance sheet contained in the Pro Forma Balance Sheet or thereafter acquired by such Acquired Company, except for property or other assets sold or otherwise disposed of since December 31, 2011 in the Ordinary Course of Business, free and clear of all Encumbrances, except Permitted Encumbrances.  This Section 3.15(a) does not relate to Intellectual Property, which is solely the subject of Section 3.13.

(b)           Section 3.15(b) of the Seller Disclosure Schedule sets forth a complete and accurate list, as of the date hereof, of all real property owned by the Acquired Companies (the “Premises”).

(c)           Section 3.15(c) of the Seller Disclosure Schedule sets forth a complete and accurate list, as of the date hereof, of any lease, sublease, license or occupancy agreement for real property that is primarily used in the conduct of the Run-Off Business of the Acquired Companies (any such lease, sublease, license or occupancy agreement being hereinafter referred to as a “Lease”) and Seller has delivered to Purchaser true and complete copies of each Lease.  Except for the Leases and such leases, subleases, licenses or occupancy agreements for real property that are to be assigned or terminated pursuant to Section 5.13, none of the Acquired Companies is a party to any lease, sublease, license or occupancy agreement for real property.  Assuming the due authorization, execution and delivery thereof by the other party or parties thereto, each Lease is in all material respects a valid and binding obligation of the applicable Acquired Company and, to the Knowledge of Seller, as of the date hereof, each other party or parties thereto, in accordance with its terms and is in full force and effect in all material respects, subject to the Bankruptcy and Equity Exceptions.  None of the Acquired Companies (i) owes any brokerage commissions or finders’ fees with respect to any Lease or (ii) has subleased, licensed or otherwise granted any Person the right to use or occupy any Lease or any material portion thereof, except as listed in Section 3.15(c) of the Seller Disclosure Schedule, or (iii) is in arrears in any material respect of any rent or additional rent. All construction to be performed by Seller pursuant to the terms of the Lease have been completed.

Section 3.16           Finders’ Fees.  Except for Barclays Capital Inc., whose fees will be paid by Seller, there is no investment banker, broker, financial adviser, finder or other intermediary who is or might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, based on arrangements made by or on behalf of Seller, any Acquired Company or any of their respective Affiliates.

Section 3.17           Insurance Contracts.

(a)           All material policy and contract forms on which the Acquired Companies have issued Insurance Contracts and which are currently being used by an Acquired Company or were used by an Acquired Company for business which is still in force and all amendments and applications pertaining thereto and, to the Knowledge of Seller as of the date of this Agreement, all material marketing materials, brochures, illustrations and certificates pertaining thereto have, to the extent required by applicable Law, been approved by all applicable Governmental Authorities or filed with and not objected to by such Governmental Authorities within the period provided by applicable Law for objection and all such policy and contract forms, amendments and applications and, to the Knowledge of Seller as of the date of this Agreement, all such marketing materials, brochures, illustrations and certificates, comply with, and have been administered in all material respects in accordance with, applicable Law.  Except as set forth in Section 3.17(a) of the Seller Disclosure Schedule, all premium rates established by the Acquired Companies with respect to the Retained Business and that are required to be filed with or approved by any Governmental Authorities have been so filed or approved and the premiums charged with respect to the Retained Business conform in all material respects to the premiums so filed or approved and comply (or complied at the relevant time) in all material respects with the insurance Laws applicable thereto.

(b)           Since December 31, 2009, all insurance claims paid by any Acquired Company have in all material respects been paid in accordance with the terms of the Insurance Contract under which they arose, except for such claims for which the applicable Acquired Company has a reasonable basis to contest payment.

(c)           Except as set forth on Section 3.17(c) of the Seller Disclosure Schedule, there are no Insurance Contracts of any Acquired Company under which the holders or owners of such Insurance Contracts have any rights with respect to dividends, surplus, profits, participation or voting rights.

Section 3.18           Reinsurance.  Section 3.18 of the Seller Disclosure Schedule sets forth a list, as of the date hereof, of all treaties and agreements of ceded and assumed reinsurance of any of the Acquired Companies (where case reserves exceed $1,000,000) under which there remains any outstanding liability or available ceded reinsurance recoverable of the Acquired Companies (such listed agreements, the “Reinsurance Agreements”).  Except as would not, individually or in the aggregate, reasonable be likely to have a Company Material Adverse Effect: (a) the Reinsurance Agreements are in full force and effect in accordance with their terms (except for such agreements terminated and such terms modified as permitted under Section 5.2 hereof); (b) the applicable Acquired Company has not breached any provision of any Reinsurance Agreement or failed to meet the underwriting standards required for any business reinsured thereunder; and (c) to the Knowledge of Seller, (i) no other party to any Reinsurance Agreement is in default thereunder, (ii) no other party to any Reinsurance Agreement is the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding and (iii) there is no Action pending or threatened under any Reinsurance Agreement.

Section 3.19           Investment Assets.  Seller has provided to Purchaser a list of the Investment Assets as of December 31, 2011.  The Acquired Companies hold good and valid title to all Investment Assets free and clear of all Encumbrances other than Permitted Encumbrances.

Section 3.20           Labor Matters.  None of the Acquired Companies is a party to, or bound by, any agreement with respect to the Employees with any labor union or any other employee organization, group or association organized for purposes of collective bargaining.  To the Knowledge of Seller, there are, and since December 31, 2009 there have been, no activities or proceedings of any labor union to organize any Employees or employees of Seller dedicated to the business of the Acquired Companies.

Section 3.21           Intercompany Agreements.  Section 3.21 of the Seller Disclosure Schedule lists all Intercompany Agreements in effect as of the date hereof.

Section 3.22           Environmental Laws.  Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, (i) each Acquired Company is in compliance with all applicable Environmental Laws, and possesses and is in compliance with all permits required under such Environmental Laws for the conduct of its business and operations, (ii) no Acquired Company has received any claims or notices alleging any Liability relating to any Environmental Laws, (iii) there are and have been no conditions at any property currently, and to the Knowledge of Seller formerly, owned, leased, operated or used by any Acquired Company since December 31, 2008 that would give rise to any Liability of any Acquired Company under any Environmental Law and (iv) Seller has provided to Purchaser true and complete copies of all environmental assessments, reports and data concerning any real property currently owned, leased, operated or used by any Acquired Company within the possession or control of Seller or any Acquired Company.

Section 3.23           Insurance.  Section 3.23 of the Seller Disclosure Schedule contains a list of all policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned, or maintained by the Acquired Companies as of the date of this Agreement (collectively, the “Insurance Policies”).  All such Insurance Policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date will have been paid, and no notice of cancellation or termination has been received by any Acquired Company with respect to any such policy, except for any such Insurance Policy which is replaced or expires in accordance with its terms prior to the Closing Date.  No Acquired Company has made any claim under any Insurance Policy during the two (2) year period prior to the date of this Agreement with respect to which an insurer has, in a written notice to an Acquired Company, denied or disputed coverage and no insurer has threatened in writing to cancel any such policy.

Section 3.24           Bank Accounts.  Section 3.24 of the Seller Disclosure Schedule sets forth each of the bank accounts of the Acquired Companies and each Person with signing authority for each such account.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the Purchaser Disclosure Schedule, Purchaser represents and warrants to Seller as follows:

Section 4.1             Organization and Authority.  Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and the agreements contemplated to be executed and delivered hereunder to which it is a party.

Section 4.2             Binding Effect.  The execution and delivery of this Agreement by Purchaser, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly approved by all requisite corporate action on the part of Purchaser and no additional corporate proceedings on the part of Purchaser or any Affiliate thereof or any of their respective securityholders are necessary to approve or authorize, as applicable, this Agreement, the performance of Purchaser’s obligations hereunder or the consummation of the transactions contemplated hereby.  Assuming the due authorization, execution and delivery by Seller, this Agreement constitutes the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

Section 4.3             Governmental Filings and Consents.  No consents or approvals of, waivers from or filings or registrations with, any Governmental Authority are required to be made or obtained at or prior to the Closing by Purchaser or any of its Affiliates in connection with the execution, delivery or performance by Purchaser of this Agreement or to consummate the transactions contemplated hereby, except for the consents, approvals, waivers, filings and registrations referred to in Section 4.3 of the Purchaser Disclosure Schedule, except as would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect.

Section 4.4             No Violations.  Subject to the making of the filings and registrations and receipt of the consents, approvals and waivers referred to in Section 4.3 and the expiration of related waiting periods, the execution, delivery and performance of this Agreement by Purchaser and the consummation of the transactions contemplated by this Agreement do not and will not (a) conflict with, constitute a breach or violation of, or a default under, or give rise to any Encumbrance (other than Permitted Encumbrances) or any acceleration of remedies, penalty, increase in benefit payable or right of termination, suspension, revocation or cancellation under, or forfeiture of, as applicable, any applicable Law, Governmental Order or Governmental Authorization or Contract of Purchaser, except as would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect or (b) constitute a breach or violation of, or a default under, the organizational documents of Purchaser.

Section 4.5             Compliance with Laws.  Except as would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect, Purchaser (a) is not in violation of any applicable Law and (b) has not received, at any time since December 31, 2009, any written notice from any Governmental Authority regarding any actual or alleged violation of, or failure on the part of Purchaser to comply with, any applicable Law that has not been remedied.

Section 4.6             Purchaser Impediments.  As of the date hereof, there is no Action pending or, to the Knowledge of Purchaser, threatened in writing, or any outstanding Governmental Order, against Purchaser or any of its Affiliates which (a) challenges the validity or enforceability of this Agreement, (b) seeks to enjoin or prohibit the consummation of the transactions contemplated hereby or (c) would (i) impair or delay the ability of Purchaser to promptly obtain Required Approvals (as applicable) or (ii) individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect.  As of the date hereof, Purchaser has no reason to believe that any facts or circumstances related to its identity or regulatory status will impair or delay its ability to promptly obtain the Required Approvals (as applicable).  Except as would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect, (A) Purchaser holds and maintains in full force and effect all Governmental Authorizations required to conduct its business in the manner and in all such jurisdictions as it is currently conducted, (B) Purchaser is in compliance with all such

Governmental Authorizations and (C) Purchaser has not received, at any time since December 31, 2009, any written notice from any Governmental Authority regarding any actual or alleged violation of, or failure on the part of Purchaser to comply with, any term or requirement of any such Governmental Authorization that has not been remedied.  Since December 31, 2011, no Purchaser Material Adverse Effect has occurred.

Section 4.7             Finders’ Fees.  There is no investment banker, broker, financial advisor, finder or other intermediary who is or might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, based on arrangements made by or on behalf of Purchaser or its Affiliates.

Section 4.8             Financial Capability.  Purchaser, as of the Closing Date, will have sufficient funds to complete the Acquisition on the terms and subject to the conditions set forth in this Agreement and to consummate the other transactions contemplated by this Agreement and the Ancillary Agreements.

Section 4.9             Purchase for Own Account.

(a)           Purchaser is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D under the Securities Act.

(b)           Purchaser is acquiring the Purchased Shares for investment and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the Purchased Shares.  Purchaser agrees that the Purchased Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under such Laws.

(c)           Purchaser is able to bear the economic risk of holding the Purchased Shares for an indefinite period, including a complete loss of its investment in the Purchased Shares, and has knowledge and experience in financial and business matters such that it is capable of evaluating the risks of an investment in the Purchased Shares.

ARTICLE V
COVENANTS

Section 5.1             Access; Confidentiality.

(a)           Prior to the Closing, Seller shall permit Purchaser and its representatives to have reasonable access, during regular business hours and upon reasonable advance notice to Seller, to the Books and Records to the extent not prohibited by applicable Law, for any reasonable business purpose relating to this Agreement; provided that any Books and Records or other information that is subject to an attorney-client or other legal privilege or obligation of confidentiality or non-disclosure shall not be made so accessible; provided, further, that Seller shall, upon the request of Purchaser, use commercially reasonable efforts to obtain the applicable consent for the disclosure of such Books and Records that are subject to such obligation of confidentiality or non-disclosure.  Such access shall be at Purchaser’s sole cost and expense and may not unreasonably interfere with the conduct of Seller’s or its Affiliates’ businesses.

(b)           Purchaser acknowledges that the information and access provided to it pursuant to Section 5.1(a) shall be subject to the terms and conditions of the Confidentiality Agreements.  As of the Closing, Purchaser’s obligations under the Confidentiality Agreements related to (i) non-use, non-disclosure and return or destruction of Evaluation Material (as defined in the Confidentiality Agreements) to the extent related to the Acquired Companies shall terminate and (ii) non-solicitation and any applicable non-hire provisions shall terminate with respect to the Employees.  All other provisions of the Confidentiality Agreements shall remain in full force and effect in accordance with their terms.

(c)           Following the Closing Date, without limiting the obligations of Purchaser to provide access pursuant to Section 2.3(b)(i), to the extent not prohibited by applicable Law, Purchaser shall (i) permit Seller and its representatives, during regular business hours and upon reasonable advance notice to Purchaser, the right to examine and make copies of the Books and Records for any reasonable business purpose relating to this Agreement or any Ancillary Agreement, including the preparing or examination of Seller’s and its Affiliates’ regulatory and Tax filings and financial statements and the conduct of any third party litigation or dispute resolution (not involving Purchaser or any of its Affiliates), or regulatory dispute, whether pending or threatened, concerning the business of the Acquired Companies prior to the Closing; and (ii) maintain the Books and Records for the foregoing examination and copying for a period of not less than ten (10) years following the Closing Date.  Access to the Books and Records shall be at Seller’s sole cost and expense and may not unreasonably interfere with the conduct of Purchaser’s or its Affiliates’ businesses.

(d)           From and after the Closing, Seller shall not, and shall cause each of its Affiliates and such Affiliates’ officers, directors, employees and professional advisers not to, disclose to any other Person any Business Confidential Information; provided that Seller and such Affiliates may disclose Business Confidential Information (i) to the extent required by law, in any report, statement, testimony or other submission to any Governmental Authority or (ii) in order to comply with any law, or in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to Seller or its Affiliates in the course of any litigation, investigation or administrative proceeding; provided, further, that, if Seller or any of its Affiliates become legally compelled by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar judicial or administrative process to disclose any such Business Confidential Information, Seller shall, to the extent reasonably practicable, provide Purchaser with prompt prior written notice of such requirement and cooperate with Purchaser to obtain a protective order or similar remedy to cause such Business Confidential Information not to be disclosed, including interposing all available objections thereto.  In the event that such protective order or other similar remedy is not obtained, Seller and its Affiliates shall furnish only that portion of Business Confidential Information that has been legally compelled.  For purposes of this Section 5.1(d), “Business Confidential Information” means all non-public information disclosed prior to the Closing by Seller to Purchaser that is related to the Run-Off Business.

Section 5.2             Conduct of Business.  During the period from the date of this Agreement until the Closing or earlier termination of this Agreement, except as otherwise expressly contemplated or permitted by, or necessary to effectuate the transactions contemplated by, this Agreement (including Sections 5.3, 5.4, 5.6, 5.13 and 5.14) or the Ancillary Agreements, as set forth on Section 5.2 of the Seller Disclosure Schedule, as required by applicable Law,

Governmental Order, fiduciary obligations or existing contractual obligations or with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), Seller shall cause the Acquired Companies to conduct their respective businesses in the Ordinary Course of Business and cause each Acquired Company to not:

(a)           declare, set aside or pay any dividend or distribution (in cash, stock or otherwise) on any shares of its capital stock or other equity interest or purchase, redeem or repurchase any shares of its capital stock or other equity interest;

(b)           issue, sell, pledge, transfer, dispose of or encumber any shares of its capital stock or other equity interest or securities exercisable or convertible into, or exchangeable or redeemable for, any such shares or other equity interest, or any rights, warrants, options, calls or commitments to acquire any such shares or other equity interest;

(c)           split, combine, subdivide or reclassify any of its capital stock or other equity interest;

(d)           (i) except in the Ordinary Course of Business, incur any indebtedness, except for indebtedness the aggregate amount of which does not exceed the amount set forth in Section 5.2(d)(i) of the Seller Disclosure Schedule or indebtedness incurred under existing Intercompany Agreements or (ii) make any loans, advances or capital contributions to, or investments in, any other Person, other than investments made in the Ordinary Course of Business in accordance with its investment policies;

(e)           amend its Organizational Documents;

(f)            other than in the Ordinary Course of Business, modify or amend in any material respect or terminate any of the Material Contracts or waive, release or assign any material rights or claims thereunder or enter into any Contract which would, if entered into prior to the date hereof, have been a Material Contract;

(g)           either (i) terminate or modify or amend in any material respect any of the Reinsurance Agreements identified in Section 5.2(g) of the Seller Disclosure Schedule, or waive, release or assign any material rights or claims thereunder or enter into any Contract which would, if entered into prior to the date hereof, have been a Reinsurance Agreement or (ii) other than in the Ordinary Course of Business, modify or amend in any material respect or terminate any other treaty or agreement of ceded or assumed reinsurance of any of the Acquired Companies, or waive, release or assign any material rights or claims thereunder, other than in the Ordinary Course of Business;

(h)           voluntarily adopt a plan of complete or partial liquidation or rehabilitation or authorize or undertake a dissolution, rehabilitation, consolidation, restructuring, recapitalization or other reorganization;

(i)            make any material change in its underwriting, reinsurance, claims administration, pricing, reserving or accounting practices or policies, except as required by GAAP or SAP or changes in the interpretation or enforcement thereof;

(j)            acquire or dispose (by merger, consolidation or acquisition or disposition of stock or other equity interest or of assets) of any Person or business or division thereof other than investments made in the Ordinary Course of Business in accordance with its investment policies;

(k)           pay, settle, release or forgive any Action or waive any right thereto in excess of the individual and aggregate amounts set forth in Section 5.2(k) of the Seller Disclosure Schedule (in each case with respect to any Action, determined net of any insurance coverage or reserves in respect of such Action), other than the settlement of claims in connection with Insurance Contracts in the Ordinary Course of Business;

(l)            except in the Ordinary Course of Business, (i) grant or provide any severance or termination payments or benefits to any Employee, (ii) increase the compensation, bonus opportunity or other benefits of, or make any new equity awards to, any Employee or (iii) adopt or amend any Benefit Plan;

(m)          change, revoke or make any Tax election, file any amended Tax Return or claim for refund, adopt or change any method of Tax accounting or accounting period, settle, compromise, or file any appeal with respect to any Tax liability or refund, consent to or file any appeal with respect to any claim or assessment relating to Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment (other than any request in the ordinary course of business to extend the initial due date for any Tax Return not yet filed);

(n)           enter into any Intercompany Agreements; or

(o)           enter into any Contract with respect to any of the foregoing.

This Section 5.2 shall not apply to, and shall not require any act or omission by Seller in respect of, the Retained Business.

Section 5.3             Commercially Reasonable Efforts; Regulatory Matters; Quarterly Balance Sheets.  From the date of this Agreement until Closing, the parties agree as follows:

(a)           Subject to the terms and conditions of this Agreement, Purchaser and Seller agree to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement and the Ancillary Agreements, including using commercially reasonable efforts to (i) lift or rescind any injunction or restraining order or other Governmental Order adversely affecting the ability of the parties hereto to consummate the transactions contemplated hereby and thereby and (ii) defend any litigation or other proceeding seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby and thereby or seeking material damages.  Notwithstanding the foregoing, except as otherwise required by this Agreement, Seller shall not be obligated to take any action, or omit to take any action, that would, individually or in the aggregate, reasonably be expected to impair or interfere with the ability of Seller and its Affiliates (including the Acquired Companies) to conduct their respective businesses substantially in the manner conducted as of the date hereof.

(b)           Subject to the terms and conditions of this Agreement, Purchaser and Seller shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to (i) take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements which may be imposed on such party or its Affiliates with respect to the transactions contemplated by this Agreement (including those set forth on Section 5.13(a) of the Seller Disclosure Schedule) and the Ancillary Agreements and, subject to the conditions set forth in Article VI, to consummate the transactions contemplated by this Agreement and the Ancillary Agreements and (ii) obtain (and to cooperate with the other party hereto to obtain) any consent, authorization, order or approval of, any exemption by, or any waiver from, any Governmental Authority and any consent or approval of, or waiver from, any third party under any Material Contract that is required to be obtained by Purchaser, Seller or any of their respective Affiliates in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, including the Required Approvals.  Seller and Purchaser shall each be solely responsible for their respective costs of making or obtaining any such consents, authorizations, orders, approvals, exemptions or waivers that it is responsible for pursuant to the terms of this Agreement; provided that neither Seller nor the Acquired Companies shall be required to make any payment to any Governmental Authority or third party in connection therewith unless such payment is advanced by Purchaser (other than as is required to effect the Restructuring).  Neither Purchaser nor Seller shall take or cause to be taken an action that it is aware or reasonably should be aware would have the effect of delaying, impairing or impeding the receipt of any consent, authorization, order or approval of, any exemption by, or any waiver from, any Governmental Authority, including any Required Approvals.

(c)           Without limiting the generality of the foregoing, (i) Purchaser will make a “Form A” filing within thirty (30) days from the date hereof with the Commonwealths of Massachusetts and Pennsylvania with respect to the transactions contemplated by this Agreement and the Ancillary Agreements, (ii) Purchaser will make a “Form E” or similar pre-acquisition notice filing within forty-five (45) days from the date hereof in each state requiring such notice with respect to the transactions contemplated by this Agreement and the Ancillary Agreements, (iii) if necessary, the parties hereto shall make the HSR Act filing with the Federal Trade Commission and the Antitrust Division of the Department of Justice within ten (10) Business Days from the date hereof and (iv) the parties hereto shall promptly (but in any event within ten (10) Business Days from the date hereof) make all other filings or submissions required with respect to other Required Approvals.  If a filing is required, then Purchaser and Seller will each request early termination of the waiting period with respect to the Acquisition under the HSR Act.  Each of Seller and Purchaser shall have responsibility for any filing fees or other costs associated with the filings made by it or its Affiliates.

(d)           Purchaser and Seller shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable Law, any material filing made with, or written materials submitted to, any Governmental Authority in connection with the transactions contemplated by this Agreement or any Ancillary Agreement.  The parties hereto agree that they will consult with each other with respect to the obtaining of all applications, filings, registrations, notifications, permits, consents, approvals, waivers and authorizations of all Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement or any Ancillary Agreement and each party hereto will keep the other apprised of the status of such matters.  The party hereto responsible for any such action shall promptly deliver to the other party hereto evidence of the filing or making of all applications, filings, registrations, notifications, permits, consents, approvals, waivers and authorizations relating thereto, and any supplement, amendment or item of additional information in connection therewith.

(e)           Purchaser and Seller shall (i) furnish each other and, upon request, any Governmental Authority, any information or documentation concerning themselves, their Affiliates, directors, officers, securityholders and financing sources and the transactions contemplated hereunder or under the Ancillary Agreements and such other matters as may be requested, and (ii) make available their respective personnel and advisers to each other and, upon request, any Governmental Authority, in connection with (A) the preparation of any statement, filing, notice or application made by or on their behalf to, or (B) any review or approval process by, any Governmental Authority in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

(f)            Purchaser and Seller shall promptly advise each other upon receiving any written communication from any Governmental Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, including promptly furnishing each other copies thereof, and shall promptly advise each other when any communication from any Governmental Authority, wherever in writing or orally, causes such party hereto to believe that there is a reasonable likelihood that any Required Approval will not be obtained or that the receipt of any such approval will be materially delayed or conditioned or that an application for such approval will have to be refiled or supplemented.

(g)           Except with respect to Taxes, none of Purchaser, on the one hand, or Seller or any Acquired Company, on the other hand, shall participate or permit any of their officers or any other representatives or agents to participate in any live or telephonic meeting with any Governmental Authority in respect of any filings, approval process, investigation or other inquiry (other than for routine or ministerial matters) relating to the transactions contemplated by this Agreement or the Ancillary Agreements unless it consults with the other in advance and, to the extent permitted by Law or by such Governmental Authority, gives the other party hereto the opportunity to attend and participate thereat.

(h)           Until the Closing Date, not later than 45 days following the end of each calendar quarter ending prior to the Closing Date, Seller shall prepare and deliver to Purchaser a combined statutory balance sheet of the Acquired Companies as of the final day of the immediately preceding calendar quarter (including a detailed breakdown of the value of the Acquired Companies’ Investment Assets as of such date as reflected on such combined statutory balance sheet), which will be prepared in accordance with SAP (except with respect to the Pro Forma Adjustments) applied on a basis consistent with the Pro Forma Balance Sheet after giving effect to the Pro Forma Adjustments.

Section 5.4             Tax Matters.

(a)           Transfer Taxes.  Except as set forth below for Specified Transfer Taxes, each of Seller and Purchaser shall be liable for and shall hold the other party harmless from and against the timely payment of fifty percent (50%) of all Transfer Taxes, if any, arising out of or in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.  Seller shall be liable for and shall hold Purchaser harmless from and against the timely payment of all Transfer Taxes, if any, arising out of or in connection with any Section 338(h)(10) Election or any of the transactions described in Sections 5.6, 5.7, or 5.13 of this Agreement (the “Specified Transfer Taxes”).  Each of Seller and Purchaser shall cooperate in preparing and filing when due all necessary documentation and Tax Returns with respect to such Transfer Taxes and shall execute and deliver all instruments and certificates reasonably required to obtain the benefit of any available exemptions from or reductions in any such Transfer Taxes or to enable the other party to comply with any filing requirements relating to any such Transfer Taxes.

(b)           Tax Returns.  Except as otherwise provided in Section 5.4(a):

(i)                   Seller shall prepare and timely file, or cause to be prepared and timely filed, (x) all consolidated, unitary, combined, or similar Tax Returns that include any Acquired Company and Seller or any Affiliate of Seller (other than any Acquired Company) (the “Consolidated Tax Returns”) for any Taxable period (or portion thereof, determined in accordance with Section 5.4(c)(ii)) ending on or before the Closing Date, and (y) all other Tax Returns for the Acquired Companies that are due (giving effect to any applicable extensions) after the Closing Date for any Taxable period that ends on or before the Closing Date, and shall timely pay all Taxes required to be paid with respect to such Tax Returns.  All such Tax Returns shall be prepared in accordance with the past custom and practice of the Acquired Companies (except to the extent otherwise required by applicable Law).

(ii)                  Purchaser shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns (other than any Consolidated Tax Returns) that are required to be filed by the Acquired Companies (giving effect to any applicable extensions) after the Closing Date for Taxable periods that begin on or before the Closing Date and end after the Closing Date.  Purchaser shall, subject to Section 5.4(c) and the provisions of Article VII, timely pay all Taxes reflected on such Tax Returns.  All such Tax Returns shall be prepared in accordance with the past custom and practice of the Acquired Companies (except to the extent otherwise required by applicable Law).

(iii)                 For each Tax Return to which the provisions of Section 5.4(b)(i) or 5.4(b)(ii) apply, the party responsible for preparing or causing to be prepared such Tax Return (the “Preparing Party”) shall provide a copy of such Tax Return (in the case of any Consolidated Tax Return, only pro forma Tax Returns of the Acquired Companies included in such Consolidated Tax Return for the period covered by such Consolidated Tax Return and used in preparing such Consolidated Tax Return shall be provided) to the other party (the “Reviewing Party”) not later than thirty (30) Business Days prior to the due date (including any extension thereof) for the filing of such Tax Return.  The Reviewing Party shall have the right to review and comment on such Tax Return prior to the filing of such Tax Return, and shall provide the Preparing Party with written notice of any objections it has with respect to such Tax Returns (a “Tax Dispute”) within ten (10) Business Days of the delivery of such Tax Return. In the event that a Tax Dispute notice is not timely delivered by any Reviewing Party, such party shall be deemed to have consented to the filing of the applicable Tax Return in the form provided to such Reviewing Party.  In the event of the timely delivery by any Reviewing Party of a Tax Dispute notice, the parties shall in good faith attempt to resolve any such dispute for a period of five (5) Business Days following the date on which the Preparing Party was notified of the Tax Dispute in order to permit the timely filing of such Tax Return.  If such dispute is not settled within such time period, the parties shall promptly submit all such remaining disputed matters to the Independent Accountant for resolution in a timely manner so that such Tax Return may be timely filed. If the Independent Accountant is unable to make a determination with respect to any disputed issue within five (5) Business Days before the due date (including extensions) for the filing of the Tax Return in question, then the Preparing Party may file such Tax Return on the due date (including extensions) therefor without such determination having been made and without the consent of the Reviewing Party; provided, however, that such Tax Return shall incorporate such changes as have at the time of such filing been agreed to by the parties pursuant to this Section 5.4(b)(iii).  Notwithstanding the filing of such Tax Return, the Independent Accountant shall make a determination with respect to any disputed issue, and the amount of Taxes, if any, with respect to which Seller or Purchaser may be responsible pursuant to this Section 5.4 and Article VII with respect to the filing of  such Tax Return shall be calculated consistently with such determination. The decision by the Independent Accountant shall be final and binding on the parties. Notwithstanding anything in this Agreement to the contrary, the fees and expenses relating to the Independent Accountant pursuant to this Section 5.4(b)(iii) shall be borne equally by both parties.

(iv)                For purposes of clarity and not to impose any additional obligation on any party, nothing in this Section 5.4(b) shall excuse either party from its responsibility for its share, as determined in accordance with this Section 5.4 and Article VII, of any Taxes if the amount of Taxes as ultimately determined (on audit or otherwise) for the periods covered by any Tax Return to which this Section 5.4(b) applies exceeds the amount initially determined under this Section 5.4(b).

(v)                 Purchaser shall not withdraw, repudiate, amend, refile or otherwise modify, or cause or permit to be withdrawn, repudiated, amended, refiled or otherwise modified, any Tax Return filed by an Acquired Company for any taxable year or period (or portion thereof, determined in accordance with Section 5.4(c)(ii)) ending on or before the Closing Date without the written consent of Seller, which consent shall not be unreasonably withheld; it being understood that any withholding of consent by Seller due to an effect of such action on a Consolidated Tax Return shall be deemed reasonable hereunder.

(c)           Straddle Period Tax Liabilities.

(i)                   Upon the written request of Purchaser setting forth in detail the computation of the amount owed, Seller shall pay to Purchaser, no later than three (3) Business Days prior to the due date for the applicable Tax Return, the Taxes for which Seller is liable pursuant to Section 5.4(c)(ii) but which are payable with any Tax Return to be filed by Purchaser pursuant to Section 5.4(b)(ii), to the extent such Taxes exceed the liabilities for such Taxes taken into account in the calculation of the Final Target Statutory Capital and the Final Purchase Price, pursuant to Section 2.3.

(ii)                  Where it is necessary for purposes of this Agreement to apportion between Seller and Purchaser the Taxes of an Acquired Company for a taxable year or period beginning on or before, and ending after, the Closing Date, such liability shall be apportioned between the period deemed to end at the close of the Closing Date and the period deemed to begin at the beginning of the day following the Closing Date on the basis of an interim closing of the books, except that (x) Taxes (such as real or personal property Taxes) imposed on a periodic basis with respect to the assets of the Acquired Companies shall be allocated on a daily basis and (y) Taxes imposed on the basis of gross premiums shall be allocated based upon the amount of premium written as of the Closing Date.  Seller shall be liable for the portion of such Taxes apportioned to the period deemed to end at the close of the Closing Date.

(d)           Assistance and Cooperation.  After the Closing Date, (i) Purchaser shall (and shall cause its Affiliates to) assist Seller in preparing and filing any Tax Returns that Seller is responsible for preparing and filing in accordance with Section 5.4(b)(i), (ii) Seller shall (and shall cause its Affiliates to) assist Purchaser in preparing and filing any Tax Returns that Purchaser is responsible for preparing and filing in accordance with Section 5.4(b)(ii) and (iii) Purchaser and Seller shall (and shall cause their respective Affiliates to) reasonably cooperate in preparing for any audits of, or disputes with any Governmental Authority regarding, any Tax Returns filed by any Acquired Company.  Such assistance and cooperation shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by any Taxing authority (for the avoidance of doubt, no copies of Consolidated Tax Returns shall be provided). Each party and its Affiliates shall make its employees available on a basis mutually convenient to both parties to provide explanations of any documents or information provided hereunder. Purchaser and Seller shall each retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Acquired Companies for taxable periods (or portions thereof, as determined in accordance with Section 5.4(c)(ii)) ending on or before the Closing Date until the later of (i) the expiration of the statute of limitations of the Taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified in writing of such extensions for the respective Tax periods, or (ii) three (3) years following the due date (without extension) for such returns. None of the Seller, on the one hand, or Purchaser or the Acquired Companies, on the other hand, shall dispose of any such materials unless it first offers in writing to the other party the right to take possession of such materials at such other party’s sole expense and the other party fails to accept such offer within fifteen (15) Business Days of the offer being made. Any information obtained under this Section 5.4(d) shall be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting a Tax contest or as otherwise may be required by applicable law.

(e)           Audits.

(i)                   After the Closing, Purchaser shall promptly notify Seller in writing of the receipt by Purchaser or any of the Acquired Companies of any written notice from any Governmental Authority of any inquiry, claim, assessment, audit, or similar event with respect to the Taxes of an Acquired Company related to any Taxable period (or portion thereof, determined in accordance with Section 5.4(c)(ii)) ending on or before the Closing Date (a “Tax Contest”); provided that the delay or failure of Purchaser to notify Seller in accordance with the immediately preceding sentence shall not relieve Seller of its obligations under this Section 5.4 or Article VII with respect to any Taxes related to such Tax Contest, except to the extent (and only to the extent) that Seller is materially prejudiced by such delay or failure.

(ii)                  In the case of any Tax Contest, Seller shall have the right, upon written notice to Purchaser delivered not later than fifteen (15) Business Days following its receipt of notice of such Tax Contest, to participate in or assume the defense of and control the conduct of such Tax Contest at its own expense through counsel of its own choosing (which counsel shall be reasonably satisfactory to Purchaser); provided that Purchaser shall be entitled to participate in any such Tax Contest with respect to which Seller has timely notified it of its intent to control the conduct of such Tax Contest with counsel of its own choice at its own expense.  Notwithstanding the foregoing, if Purchaser reasonably concludes that counsel selected by Seller with respect to any such Tax Contest controlled by Seller has a material conflict of interest because of the availability of different or additional defenses to any such Tax Contest to Purchaser or other facts, such that the conflict of interest cannot be resolved to the reasonable satisfaction of Purchaser by the consent of Purchaser and Seller to joint representation, then Purchaser shall have the right to select separate counsel, reasonably satisfactory to Seller, to participate in the defense of such action on its behalf; and the reasonable fees and expenses of Purchaser’s counsel shall be at the expense of Seller.  If Seller does not assume the defense and control of any such Tax Contest as set forth above, or if Seller fails to take reasonable steps necessary to defend actively and diligently any such Tax Contest after notifying Purchaser of its assumption and control of any such Tax Contest, Purchaser may assume such defense, and the reasonable fees and expenses of its attorneys will be covered by the indemnity provided for in this Section 5.4 and in Article VII upon determination of Seller’s indemnity obligations related to such Tax Contest.  In the event of a Tax Contest that involves issues relating to a potential adjustment for which Seller has the right to control the conduct of such Tax Contest that also involves separate issues relating to a potential adjustment for which Seller does not have the right to control the conduct of such Tax Contest, Purchaser shall have the right, at its expense, to control the Tax Contest with respect to the latter issues.

(iii)                 Neither Purchaser nor Seller shall enter into any compromise or agree to settle any claim pursuant to any Tax Contest which would adversely affect the other party for such year or a subsequent or prior year without first obtaining the written consent of the other party, which consent may not be unreasonably withheld or delayed.  For the purpose of clarity, this Section 5.4(e), and not Section 7.4, shall control with respect to any Tax Contests.

(f)            Carrybacks.  Purchaser and Seller agree that the Acquired Companies may not carry back any post-closing net operating loss, post-closing loss from operations, post-closing credit, or any other post-closing Tax attribute of the Acquired Companies to any taxable year or period (or portion thereof, determined in accordance with Section 5.4(c)(ii)) that ends on or before the Closing Date without the written consent of Seller, which consent may not be unreasonably withheld, it being understood that any withholding of consent by Seller due to an effect of such action on a Consolidated Tax Return shall be deemed reasonable hereunder.

(g)           Tax Sharing.  As of the Closing Date, Seller shall cause the Acquired Companies’ participation in all Tax allocation and Tax sharing agreements and arrangements between Seller and its Affiliates (other than the Acquired Companies), on the one hand, and the Acquired Companies, on the other hand, to be terminated as of the Closing Date; and the Acquired Companies shall not be bound thereby or have any further obligations or liabilities thereunder at any time thereafter.

(h)           Tax Refunds.  Upon receipt, Purchaser shall promptly forward to Seller any refund (whether direct or indirect through a right of set-off or credit) of Taxes of any Acquired Company, and any interest received thereon, with respect to any taxable year or period (or portion thereof, determined in accordance with Section 5.4(c)(ii)) ending on or before the Closing Date, but only to the extent such refund was not taken into account as an asset in the calculation of Final Target Statutory Capital and the Final Purchase Price pursuant to Section 2.3; provided, however, that any such Tax refund that is attributable to a carryback of any Acquired Company’s loss, credit, or other Tax attribute from a taxable period or portion thereof beginning after the Closing Date shall not be required to be paid to the Seller hereunder and shall be and remain the property of the entity receiving the benefit of such refund.

(i)            Section 338(h)(10) Election.

(i)                   Election.  Purchaser shall join with OneBeacon U.S. Financial Services, Inc.; the common parent of the U.S. Consolidated federal income tax group that includes OneBeacon U.S. Holdings, Inc., Seller, and OneBeacon Insurance, in making an election under Section 338(h)(10) of the Code (and any election corresponding to Section 338(h)(10) of the Code under foreign, state or local laws) (a “Section 338(h)(10) Election”) with respect to the purchase and sale of the Shares of OneBeacon Insurance, and each party shall provide to the other party the reasonably necessary information to permit the Section 338(h)(10) Election to be made.  Seller shall prepare any United States federal, state, local, or non-U.S. Tax forms (and any required attachments) required to make the Section 338(h)(10) Election (collectively, the “Election Forms”) consistently with the Purchase Price Allocation Schedule and the 338 Allocation Schedule (as defined below), and shall submit the Election Forms to Purchaser not later than fifteen (15) days prior to the proposed filing date of the Section 338(h)(10) Election, for Purchaser’s review and comment.  Seller shall make such reasonable revisions to the Election Forms as are requested by Purchaser following such review.

(ii)                  Allocation of Final Purchase Price.  Seller shall allocate the Final Purchase Price between the Purchased Shares of OneBeacon Insurance and Potomac Insurance (the “Share Consideration”) and deliver to Purchaser a schedule setting forth the Share Consideration within thirty (30) days after the determination of the Final Purchase Price pursuant to Section 2.3 (the “Purchase Price Allocation Schedule”). If within twenty (20) days of receipt of the Purchase Price Allocation Schedule, Purchaser notifies Seller in writing that Purchaser objects to one or more items reflected on the Purchase Price Allocation Schedule, Seller and Purchaser shall negotiate in good faith to resolve such dispute.  If Seller and Purchaser fail to resolve any such dispute within fifteen (15) days of Seller’s receipt of Purchaser’s notice, the parties shall submit the dispute for resolution to the Independent Accountant, and the Independent Accountant’s resolution of the dispute shall be final and binding on both parties and shall be deemed to amend the Purchase Price Allocation Schedule.  Notwithstanding the foregoing, the parties agree that in no event shall the Purchase Price Allocation Schedule allocate to either OneBeacon Insurance or Potomac Insurance a Share Consideration of less than zero.  The Share Consideration (together with assumed liabilities, if any) will be used in determining the “aggregate deemed sales price” (as defined in Treasury Regulation section 1.338-4) (the “ADSP”) and the “adjusted gross-up basis” (as defined in Treasury Regulation section 1.338-5) (“AGUB”) for the Section 338(h)(10) Election, which shall be allocated among the assets of OneBeacon Insurance, in accordance with Treasury Regulation section 1.338-6 and section 1.338-7.  Seller shall determine the ADSP and AGUB and deliver to Purchaser such calculation and an allocation of the ADSP and AGUB among the assets of OneBeacon Insurance within ninety (90) days after the parties have determined a final Purchase Price Allocation Schedule (the “338 Allocation Schedule”).  The 338 Allocation Schedule shall be subject to the dispute resolution mechanics described above with respect to the Purchase Price Allocation Schedule. The allocation of the 338 Allocation Schedule, as agreed upon by Purchaser and Seller or determined by the Independent Accountant shall be final and binding upon the parties.  Each of Purchaser and Seller shall bear all fees and costs incurred by it in connection with the determination of the 338 Allocation Schedule, except that the fees of the Independent Accountant shall be borne by the parties in accordance with Section 2.3(b)(v).  Seller and Purchaser shall timely file the Election Forms in accordance with the 338 Allocation Schedule as finalized, and, except as set forth below with respect to a revised 338 Allocation Schedule, the parties agree not to take any position inconsistent with the 338 Allocation Schedule for Tax reporting purposes, upon examination of any Tax Return, in any refund claim, or in any litigation, investigation or otherwise, unless otherwise required by a determination (within the meaning of Section 1313(a) of the Code or any similar provision of state, local, or non-U.S. applicable Tax law).  In the event that any adjustment to the purchase price for the Shares of OneBeacon Insurance is required to be made as a result of indemnification under Article VII or otherwise, Seller shall prepare or cause to be prepared in a reasonable manner, and shall provide to Purchaser, a revised Purchase Price Allocation Schedule and a revised 338 Allocation Schedule reflecting such adjustment.  Such revised schedules shall be subject to review and resolution of timely raised disputes in the same manner as the initial similar schedules.  To the extent required, each of Seller and Purchaser shall file all Tax Returns (including a revised IRS Form 8883) in a manner consistent with such schedules as so revised and finalized and shall not (except pursuant to any further revision to such schedules in accordance with this Section 5.4(i)) take any position inconsistent with such schedules for any Tax reporting purposes, upon examination of any Tax Return, in any refund claim, or in any litigation, investigation or otherwise, unless otherwise required by a determination (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or non-U.S. applicable Tax law).

(j)            Except as provided in Section 5.4(i)(i), no election pursuant to Section 338 of the Code (or any corresponding election under foreign, state or local laws) shall be made with respect to the Acquired Companies.

Section 5.5             Employee Matters.

(a)           Seller has disclosed in writing to Purchaser in Section 5.5(a) of the Seller Disclosure Schedule prior to the execution of this Agreement the position and salary of each Employee as of the date hereof.  On or before the date which is six (6) weeks prior to the Closing Date, Purchaser shall provide Seller with written notice of the name, position and salary of each Employee which Purchaser agrees to, or to cause an Affiliate of Purchaser to, make offers of employment to on an “at-will” basis, such Employees who accept offers of employment with Purchaser or an Affiliate of Purchaser, collectively, the “Continued Employees”.  Seller shall, and shall cause its Affiliates to, reasonably cooperate with  Purchaser to:  (i) make the Employees available in connection with Purchaser’s hiring process prior to the Closing Date; (ii) two (2) weeks prior to Closing, provide Purchaser with all necessary information, including employment and payroll data, in the format maintained by Seller immediately prior to the Closing, regarding all Continued Employees in order to effect a smooth transition to Purchaser’s employment, benefits, payroll and other systems and processes and (iii) send communications to Continued Employees with respect to any transition-related matters, including but not limited to Purchaser’s hiring process and employee benefits; such reasonable cooperation to continue for up to twelve (12) months after the Closing Date.  Notwithstanding the foregoing, and for the avoidance of doubt, Seller and Purchaser agree that Seller is not obligated to and will not provide any human resources services pursuant to the Transition Services Agreement.

(b)           Neither Purchaser nor any of its Affiliates (including the Acquired Companies) shall be obligated to continue to employ any Continued Employee for any specific period of time following the Closing Date, subject to applicable law.  Nothing in this Agreement shall prohibit or restrict Seller or its Affiliates from terminating the employment of any Employee for cause prior to the Closing.

(c)           Purchaser agrees that it will cause Employees to be provided with compensation and benefits (excluding equity incentive plans and any defined benefit pension plans) that are substantially comparable in the aggregate to those provided to Continued Employees immediately prior to the date of this Agreement. Notwithstanding the generality of the foregoing, Purchaser agrees that for a period of not less than two (2) years following the Closing Date, it will cause the Continued Employees to be provided with severance benefits that are no less favorable than those provided to the Continued Employees by the Seller immediately prior to the date hereof as set forth in Section 5.5(c) of the Seller Disclosure Schedule.  In the event Seller pays any severance benefits to an Employee and Purchaser, any subsidiary of Purchaser or any third party on behalf of Purchaser, including a temporary staffing agency, rehires such Employee within one year following the Closing Date, Purchaser shall promptly reimburse Seller for any severance payments made with respect to such Employee and in any event within thirty (30) days following the date any such Employee is rehired.

(d)           After the Closing Date, Seller shall remain responsible for (i) any and all wages, salaries and other cash compensation (including, without limitation, accrued vacation leave and sick leave, bonuses, commissions and other incentive-based cash compensation) payable to the Employees for periods on and prior to the Closing, (ii) any severance, retention bonus or change in control payment, if any, payable to any of the Employees that become due or owed as a result of the consummation of the transactions contemplated by this Agreement, and (iii) any and all Liabilities relating to or arising in connection with the Benefit Plans, including but not limited to any incentive bonuses of Seller.  For the avoidance of doubt, Seller shall make payments, if any, to participants in the 2012 Run-Off Operations Incentive Plan and the 2010-2012 Long-Term Incentive Plan awards pursuant to the terms thereof on or before March 31, 2013.  Notwithstanding the first sentence of this Section 5.5(d), Purchaser agrees that it will assume Seller’s obligations to pay the 2012-2013 retention awards with respect to Continued Employees, as set forth on the schedule of such awards provided by Seller to Purchaser prior to the date hereof.  In addition, Seller agrees that it shall adopt a 2013 Run-Off Operations Incentive Plan and grant 2013-2014 retention awards on substantially similar terms to the 2012 Run-Off Operations Incentive Plan and 2012-2013 retention awards, respectively, and will consult with Purchaser on the terms of said plan and awards and Purchaser agrees to assume the obligations of Seller under such plan and awards at the Closing.

(e)           Purchaser shall take reasonable efforts to cause any Continued Employees who become participants in any benefit plan or program of Purchaser or any of its Affiliates to be given credit under such plans and programs for purposes of eligibility, vesting and the determination of the level of benefits thereunder (but not for purposes of benefit accrual under defined benefit plans), for all service recognized by Seller or the Acquired Companies under analogous Benefit Plans, except to the extent that such credit would result in a duplication of benefits for the same period of service.

(f)            Prior to the Closing Date, Seller shall take and shall cause its Affiliates to take all actions necessary to cause each Acquired Company to cease to be a participating employer in all employee benefit plans and policies sponsored or maintained by Seller and its Affiliates (other than the Acquired Companies) in accordance with the terms of such employee benefit plans and policies, and to transfer sponsorship of each Benefit Plan that is sponsored or maintained by an Acquired Company to an Affiliate of Seller (other than the Acquired Companies) with such actions to be effective as of the Closing Date.  As of the Closing Date, all Employees shall cease to accrue further benefits under the Benefit Plans sponsored or maintained by Seller and its Affiliates (other than the Acquired Companies) for which any Acquired Company or Purchaser would reasonably be expected to have any liability and shall commence participation in the employee benefit plans and policies sponsored and maintained by Purchaser or any of its Affiliates in accordance with the terms and conditions of such employee benefit plans. Purchaser shall, or shall cause the Acquired Companies to, provide the Continued Employees with coverage under a group health plan within the meaning of Section 4980B of the Code, including medical, dental and health coverage, as of the Closing Date.  Purchaser shall use commercially reasonable effort, or shall cause its Affiliates to use commercially reasonable effort, as applicable, to (i) waive any preexisting condition limitations otherwise applicable to Employees and their eligible dependents under any plan of Purchaser or any of its Affiliates that provides health benefits in which Continued Employees may be eligible to participate following the Closing, to the extent waived or satisfied with respect to such employees as of the Closing under the analogous Benefit Plan, (ii) grant each of the Continued Employees credit under any plan of Purchaser or any of its Affiliates that provides health benefits, for the year during which the

Closing occurs, for any deductibles, co-insurance payments and out-of-pocket expenses already incurred by such Employees for such year under the plans of Seller or its Affiliates and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Employee on or after the Closing, in each case to the extent such Employee had satisfied any similar limitation or requirement under an analogous Benefit Plan prior to the Closing.  Purchaser shall take all steps reasonably necessary to permit each Continued Employee who receives an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from Seller’s 401(k) Plan, if any, to roll such eligible rollover distribution, including any associated loans, as part of any lump sum distribution to the extent permitted by Seller’s 401(k) Plan into an account under the 401(k) savings plan maintained by Purchaser or its Affiliates.

(g)           Purchaser shall indemnify the Seller Indemnified Parties from any Losses incurred by or asserted against any of the Seller Indemnified Parties to the extent, arising or resulting from the actions or omissions of Purchaser or any of its Affiliates in the solicitation, recruitment, failure to hire or hiring of the Continued Employees, or Purchaser’s or any of its Affiliates’ failure to make an offer of continuing employment to the Continued Employees as contemplated by this Section 5.5; provided that with respect to the foregoing sentence, Purchaser shall not be liable for any Losses resulting from the actions or omissions of Seller or any of its Affiliates except to the extent taken on behalf of Purchaser or its Affiliates.

(h)           Seller shall indemnify the Purchaser Indemnified Parties from any Losses incurred by or asserted against any of the Purchaser Indemnified Parties arising or resulting from the Benefit Plans sponsored by Seller and its Affiliates.

(i)            Nothing in this Agreement shall be construed to confer on any Person, other than the parties hereto, their successors and permitted assigns, any right to enforce the provisions of this Section 5.5 or be construed as an amendment of any Benefit Plan or any employee benefit plan maintained by Purchaser or its Affiliates.

Section 5.6             Transfers of Intellectual Property; Use of Names and Marks

(a)           All Intellectual Property designated on Section 5.6(a) of the Seller Disclosure Schedule shall be assigned by the applicable Acquired Company to Seller or one of its Affiliates, with such assignee assuming all obligations thereunder, prior to the Closing in a form reasonably acceptable to Seller and Purchaser.

(b)           All Intellectual Property designated on Section 5.6(b) of the Seller Disclosure Schedule shall be assigned by Seller or one of its Affiliates (other than the Acquired Companies) to an Acquired Company, with such Acquired Company assuming all future obligations thereunder, prior to the Closing in a form reasonably acceptable to Seller and Purchaser.

(c)           From the Closing Date through the date of expiration of the Licensing Period, as such period may be extended pursuant to Section 5.23(a) (such date, the “Fronting Completion Date”), Purchaser shall cause each Acquired Company not to make any change in its corporate name to the extent that, under applicable Law, such change would require any policy or contract form on which such Acquired Company issues Insurance Contracts and which is currently being used by such Acquired Company (including all amendments and applications pertaining thereto)

or any marketing materials, brochures, illustrations and certificates pertaining thereto to be approved by any Governmental Authority or filed with and not objected to by any Governmental Authority within the period provided by applicable Law for objection.  Except as set forth in this Section 5.6(c), no later than the sixtieth day following the Fronting Completion Date, Purchaser shall cause each Acquired Company to cease use in all respects (including replacing or removing from signage, advertising materials and other materials) of the Trademarks owned by Seller or its Affiliates set forth in Section 5.6(c) of the Seller Disclosure Schedule, or any Trademarks derivative thereof or confusingly similar thereto (collectively, the “Seller Marks”).  Notwithstanding the foregoing, neither Purchaser nor the Acquired Companies shall develop new materials bearing the Seller Marks.  Notwithstanding anything to the contrary in the foregoing, Purchaser and the Acquired Companies shall also be entitled to refer to the name of Seller or its Affiliates indefinitely as required by applicable Law, or as reasonably necessary in regulatory filings, or otherwise in a non-promotional manner solely for purposes of historical reference.

Section 5.7             Intercompany Agreements and Accounts.  Except as otherwise provided in this Agreement or set forth in Section 5.7 of the Seller Disclosure Schedule, and excluding the Ancillary Agreements:

(a)           all Intercompany Agreements shall be terminated and discharged without any further liability or obligation thereunder and deemed to be void and of no further force and effect, effective immediately prior to the Closing; and

(b)           Seller shall, and shall cause its Affiliates to, take such action and make such payments as may be necessary so that as of immediately prior to the Closing, the Acquired Companies, on the one hand, and Seller and its Affiliates (other than the Acquired Companies), on the other hand, settle, discharge, offset, pay, repay, terminate or extinguish in full all Intercompany Accounts.  For purposes of this Section 5.7, Intercompany Agreements shall mean any intercompany Contracts between (a) any of the Acquired Companies, on the one hand, and (b) Seller, any of its Affiliates, White Mountains Insurance Group, Ltd., any Affiliate of White Mountains Insurance Group, Ltd. (in each case, other than the Acquired Companies), or any of their respective officers or employees, on the other hand.

Section 5.8             Further Assurances.  At any time from and after the Closing Date, Seller and Purchaser shall, and Purchaser shall cause the Acquired Companies (or their successors) to, promptly execute, acknowledge and deliver any additional documents, instruments or conveyances reasonably requested by Seller or Purchaser, as the case may be, and necessary for Seller or Purchaser, as the case may be, to satisfy their respective obligations hereunder.

Section 5.9             Resignations.  Seller shall cause the officers and directors of each of the Acquired Companies, to the extent specified in writing by Purchaser at least three (3) Business Days prior to the Closing Date, to resign such position or positions, and to relinquish any authority with respect to bank accounts described in Section 3.24 of this Agreement, effective as of the Closing (the “Resignations”).

Section 5.10           Insurance.  Purchaser acknowledges and agrees that all Insurance Policies for the Acquired Companies under policies of Seller and its Affiliates shall terminate as of the Closing and following the Closing, no claims may be brought or maintained against any policy of Seller or its Affiliates in respect of the Acquired Companies regardless of whether the events underlying such claim arose or were first discovered prior to or following the Closing.

Section 5.11           Release of Guarantees.  Prior to the Closing, Seller and Purchaser shall cooperate and shall use their respective commercially reasonable efforts to, effective as of the Closing, (a) terminate or cause to be terminated, or cause Purchaser or one of its Affiliates to be substituted in all respects for Seller and any of its Affiliates (other than the Acquired Companies) (collectively, the “Released Parties”) in respect of all liabilities and obligations of the Released Parties under any guarantee of or relating to liabilities or obligations (including under any Material Contract, Contract or letter of credit) of the Acquired Companies and listed in Section  5.11 of the Seller Disclosure Schedule (collectively, the “Guarantees”), and (b) cause Purchaser or one of its Affiliates to have surety bonds (and any necessary collateral, indemnity or other agreements associated therewith) issued on behalf of Purchaser or one of its Affiliates in replacement of all surety bonds (and all collateral, indemnity and other agreements associated therewith) issued on behalf of the Released Parties for the benefit of the Acquired Companies and listed in Section 5.11 of the Disclosure Schedule (collectively, the “Surety Bonds”).  In the case of the failure to do so by the Closing, then, Seller and Purchaser shall continue to cooperate and use their respective commercially reasonable efforts as described in the preceding sentence, and Purchaser shall (i) indemnify the Released Parties for any and all liabilities or obligations arising from such Guarantees and Surety Bonds and (ii) not permit the Acquired Companies or their Affiliates to (A) renew or extend the term of or (B) increase its obligations under, or transfer to another third party, any Material Contract, Contract or letter of credit or other liability or obligation for which any Released Party is or would reasonably be expected to be liable under such Guarantee or Surety Bond.  To the extent that any Released Party has performance obligations under any such Guarantee or Surety Bond, Purchaser shall use its commercially reasonable efforts to (I) fully perform or cause to be fully performed such obligations on behalf of such Released Party or (II) otherwise take such action as reasonably requested by Seller so as to place such Released Party in the same position as if Purchaser, and not such Released Party, had performed or were performing such obligations.

Section 5.12           Notification of Certain Matters.  Seller, on the one hand, and Purchaser, on the other hand, shall give prompt notice to the other of the occurrence, or failure to occur, of any event or the existence of any condition that has resulted in or would reasonably be expected to result in the failure of any of the conditions set forth in Sections 6.2(a) and 6.2(b) or Sections 6.3(a) and 6.3(b), respectively; provided, however, that the delivery of notice pursuant to this Section 5.12 shall not be deemed to amend or modify this Agreement or any Schedule hereto or limit or otherwise affect the remedies available hereunder to the other Party.

Section 5.13           Restructuring.

(a)           Seller shall, and shall cause its Affiliates (including the Acquired Companies) to use commercially reasonable efforts to, prior to the Closing Date, take any and all actions necessary or incidental to effect the Restructuring described in Section 5.13(a) of the Seller Disclosure Schedule.

(b)           Following the Closing Date, Purchaser and Seller shall cooperate with each other (and Purchaser shall cause its Subsidiaries to cooperate) in order to fully effectuate any part of the Restructuring not previously completed.  Neither party shall be required by this Section 5.13 to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations (or, in the case of Purchaser, including those of the Acquired Companies).

Section 5.14           Run-Off Business Consulting Engagement Agreement.  As of the date of this Agreement, Purchaser and Seller shall, subject to applicable Law, execute and deliver the Run-Off Business Consulting Engagement Agreement.

Section 5.15           Investment Assets.

(a)           Prior to the Closing, Seller shall use commercially reasonable efforts to cause each of the Acquired Companies (other than OneBeacon Insurance) to sell, transfer or exchange all of their investment assets, other than those on deposit with Governmental Authorities, for Cash Equivalents, it being agreed that Seller shall have no obligation to cause any of the Acquired Companies to sell investment assets pursuant to this Section 5.15 at a price below the price that an unaffiliated and willing purchaser would pay and an unaffiliated and willing seller would accept, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts.  Prior to the Closing and subject to Section 5.15, Seller shall use commercially reasonable efforts to cause  OneBeacon Insurance’s investment assets to consist of Acceptable Investments, other than those on deposit with Governmental Authorities; provided, however, that Purchaser may, upon written notice (the “Investment Notice”) (which notice may be in the form of electronic mail or facsimile) delivered to Seller no later than 9:00 a.m., NYCT, six (6) Business Days prior to the Closing Date (the “Notification Date”), request that Seller cause OneBeacon Insurance to hold at the Closing a portfolio consisting of Cash Equivalents and up to $100 million fair market value (based on then current market price) of other Acceptable Investments (the “Maximum Investment Notice Amount”) as specified in the Investment Notice; provided further that any such Investment Notice shall include the specific name, requested par amount, CUSIP and stated final maturity date of each of such non-cash Acceptable Investments requested by Purchaser, the aggregate par amount of all such non-cash Acceptable Investments (not to exceed the Maximum Investment Notice Amount) and Purchaser’s preferred order of priority of purchase of such Acceptable Investments.  The failure by Purchaser to deliver the Investment Notice by the applicable time set forth in this Section 5.15(a) shall be deemed to be a waiver of the right of Purchaser to deliver such notice.

(b)           After the execution of this Agreement and prior to Closing, to the extent that any investment asset of an Acquired Company (other than OneBeacon Insurance) on deposit with a Governmental Authority shall mature, be prepaid or redeemed or otherwise converted to cash, Seller shall cause such Acquired Company following delivery of cash payable on or with respect to such maturity, purchase, redemption or conversion to cause such cash to remain on deposit with the applicable Governmental Authority or, if required by applicable Law, to invest such cash in investment assets with maturities of the greater of (i) thirty (30) days or less and (ii) the minimum tenor required by the applicable Governmental Authority; provided, that such investments comply with applicable Law.  If Purchaser delivers to Seller a written notice as to investment of maturing deposited investment assets of OneBeacon Insurance (the “Deposited Investments Notice”), then, to the extent that any investment asset of OneBeacon Insurance on deposit with a Governmental Authority shall mature, be prepaid or redeemed or otherwise converted to cash on or after the date that is ten (10) Business Days following receipt of such Deposited Investments Notice, Seller shall cause OneBeacon Insurance, following delivery of cash payable on or with respect to such maturity, purchase, redemption or conversion, to cause an amount of such cash specified in the Deposited Investment Notice, up to a maximum of $25,000,000, to remain on deposit with the applicable Governmental Authority or, if required by applicable Law, to invest such cash in investment assets with maturities of the greater of (i) thirty (30) days or less and (ii) the minimum tenor required by the applicable Governmental Authority; provided, that such investments comply with applicable Law.

(c)           In the event Purchaser shall have delivered an Investment Notice in accordance with the terms of Section 5.15(a), then, on the first Business Day immediately following the Notification Date (the “Investment Purchase Date”), Seller shall use commercially reasonable efforts to cause the investment portfolio of OneBeacon Insurance as of the close of business on the Investment Purchase Date and subject to the settlement of all unsettled trades to consist of Cash Equivalents and Acceptable Investments as designated in the Investment Notice; provided that (i) Seller shall have no obligation to cause any of the Acquired Companies to sell investment assets pursuant to this Section 5.15 at a price below the price that an unaffiliated and willing purchaser would pay and an unaffiliated and willing seller would accept, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts; (ii) Seller shall have no obligation to cause any of the Acquired Companies to sell assets on deposit with Governmental Authorities; and (iii) Seller shall have no obligation to cause OneBeacon Insurance to purchase Acceptable Investments pursuant to this Section 5.15 at a price in excess of the price that an unaffiliated and willing purchaser would pay and an unaffiliated and willing seller would accept, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts.  Furthermore, purchases of each Acceptable Investment pursuant to the Investment Notice will be made in lots of $3 million par value, with any residual cash amount below the Maximum Investment Notice Amount to remain in Cash Equivalents.  To the extent that on the Investment Purchase Date, Seller is unable to cause OneBeacon Insurance to purchase any of the specified securities in the amount and of the type specified in the Investment Notice, in each case, subject to any applicable limitations set forth in this Section 5.15, then the Seller will instead cause OneBeacon Insurance to deliver Cash Equivalents in the same amount, again subject to any applicable limitations set forth in this Section 5.15.

(d)           Purchaser acknowledges and agrees that (i) Seller shall not be required to cause any of the Acquired Companies to purchase, nor shall Seller be liable for not causing any Acquired Companies to purchase, any security that any such Acquired Company is not permitted to hold pursuant to applicable Law, and (ii) the purchase of any security by any of the Acquired Companies as contemplated by this Section 5.15 shall be subject to the availability of such security in an open market.

(e)           By no later than 3:00 p.m., NYCT, on the Business Day immediately following the Investment Purchase Date, Seller shall deliver a certificate (the “Portfolio Notice”) (which notice may be in the form of electronic mail or facsimile) to Purchaser setting forth the investment assets in the investment portfolio of OneBeacon Insurance and the amount of such assets in such portfolio after giving effect to the trades executed on the Investment Purchase Date pursuant to this Section 5.15, which portfolios shall be held by OneBeacon Insurance as of the

Closing (subject to any market fluctuations of the investment assets contained in such portfolio that may occur prior to the Closing and the settlement of all unsettled trades).

(f)            No later than 9:00 a.m., NYCT, on the Business Day immediately preceding the Closing Date Seller shall deliver a certificate (the “Trade Completion Certificate”) (which notice may be in the form of electronic mail or facsimile) to Purchaser (i) confirming that the last of the purchases or sales that Seller shall have caused to be made as contemplated by Section 5.15(c) shall have been finally settled (or failed to be settled) in accordance with applicable marketplace rules, (ii) certifying that Seller has complied with its obligations under this Section 5.15 in all material respects.

(g)           Seller shall be responsible for any Taxes owed in respect of gains realized on the sale of assets pursuant to this Section 5.15.

Section 5.16           Business Activities.  From the Closing Date through the date that is the later of (i) ninety (90) days after the Fronting Completion Date and (ii) the date on which the Surplus Notes issued pursuant to Section 5.19 are repaid in full, Purchaser shall not, and shall cause each of the Acquired Companies to not, market, issue or agree to issue any new Insurance Contracts other than pursuant to the Retained Business Reinsurance Agreement and the Retained Business Administrative Services Agreement.

Section 5.17           Available Ceded Reinsurance

(a)           Following the Closing, all reinsurance treaties and agreements with respect to treaty years 2001 and prior and the Gen Re and NICO Agreements shall be for the sole and exclusive benefit of the Acquired Companies, and the reinsurance treaties and agreements with respect to treaty years 2002 through 2010 set forth on Schedule 5.17(a) (“Shared Reinsurance”) shall be shared as between the Seller and its Subsidiaries, on the one hand, and the Acquired Companies, on the other hand, as set forth in this Section 5.17; provided, however, that any facultative reinsurance agreements shall continue to be available solely for the risks covered thereunder and shall be for the sole and exclusive benefit of the parties holding such risks.  As used in this Section 5.17, the “Seller SR Parties” refers to the Seller and/or one of its Subsidiaries that have a claim under the Shared Reinsurance, and the “AC SR Parties” refers to one or more Acquired Companies that have a claim under the Shared Reinsurance.

(b)           For any Shared Reinsurance with free and unlimited reinstatement layers, (i) if only one or more Seller SR Parties or one or more AC SR Parties have losses arising out of an occurrence, then such claimant(s) shall submit the proofs or payment of loss and shall recover under the Shared Reinsurance; and (ii) if both Seller SR Parties and AC SR Parties have losses arising out of an occurrence, then the Seller SR Parties and the AC SR Parties shall share proportionally in the retention and the limit of liability under the Shared Reinsurance based on the percentage that each Seller SR Party’s or AC SR Party’s loss bears to the combined losses of the Seller SR Parties and AC SR Parties under the relevant occurrence.  The parties acknowledge and agree that sharing of the retention and limit of liability under the Shared Reinsurance as set forth herein might result in a party not collecting the entire amount of the losses that it might otherwise have been able to collect if it were a sole claimant under the Shared Reinsurance.

(c)           For any Shared Reinsurance that does not have free and unlimited reinstatement layers, (i) the retention and limit of liability shall be allocated between the Seller SR Parties and the AC SR Parties based on the chronological timing of submission of a proof of payment of loss covered under the Shared Reinsurance, such that the Seller SR Parties and AC SR Parties may continue to submit proofs of payment of loss but shall be responsible for any reinstatements until the relevant Shared Reinsurance has been exhausted; (ii) in the event that (x) proofs of payment of loss are submitted simultaneously by one or more Seller SR Parties and one or more AC SR Parties or (y) both Seller SR Parties and AC SR Parties have losses arising out of an occurrence, the Seller SR Parties and the AC SR Parties shall share proportionally in the retention, the limit of liability and the payment for reinstatements under the Shared Reinsurance in accordance with clause (ii) of Section 5.17(b).

(d)           Following the Closing, the Seller SR Parties and the AC SR Parties shall be responsible for the submission of their own respective notices, requests, claims, demands or other communications for losses covered under the Shared Reinsurance and for their own respective billing and collection for any recoverable amounts under the Shared Reinsurance; provided, however, that each party shall provide to the other party copies of any notices, requests, claims, demands or other communications sent or received with respect to the Shared Reinsurance (including, but not limited to, claims submissions and settlement documents), concurrently if sent by a party or promptly after receipt.  The parties shall cooperate with and shall promptly execute, acknowledge and deliver any additional documents, instruments or conveyances reasonably requested by the other party in order to share in the Shared Reinsurance as provided in this Section 5.17.  The parties acknowledge and agree that their ability to recover under the Shared Reinsurance shall be subject to the terms and conditions of such Shared Reinsurance.

Section 5.18           Closing Date Capital Contribution.  On the Closing Date, but prior to Closing, if the Closing Purchase Price, as calculated pursuant to Section 2.1(c) and disregarding any adjustment to the Closing Purchase Price pursuant to the final sentence of Section 2.1(c), is a negative number, Seller shall contribute an amount of Cash Equivalents equal to the absolute value of such negative amount to OneBeacon Insurance (the “Pre-Closing Seller Contribution”).

Section 5.19           Additional Required Capital.  In the event that the Pennsylvania Department requires that capital contributions be made into OneBeacon Insurance (either by virtue of a requirement to increase reserves or a requirement to increase surplus, or both), such that the aggregate amount of Cash Equivalents and Investment Assets of OneBeacon Insurance, on a consolidated basis with its Subsidiaries, after giving effect to such capital contributions, shall exceed, as of Closing, the aggregate amount of Cash Equivalents and Investment Assets of OneBeacon Insurance, on a consolidated basis with its Subsidiaries, contemplated by the Estimated Closing Date Balance Sheet (such excess amount referred to herein as the “Required Additional Capital Amount”), then the provisions of this Section 5.19 shall apply.  Seller shall contribute to OneBeacon Insurance (i) an amount of Cash Equivalents (the “Seller Pari Passu Amount”) equal to the lesser of (x) fifty percent (50%) of the Required Additional Capital Amount or (y) the Pre-Closing Seller Contribution; and (ii) if the Required Additional Capital Amount exceeds two times the Seller Pari Passu Amount, an amount of Cash Equivalents of such excess, up to a maximum of $30 Million (the “Seller Priority Amount”).  Notwithstanding the foregoing, in no event shall the aggregate amount that Seller is obligated to contribute to

OneBeacon Insurance pursuant to this Section 5.19 exceed an amount equal to 45% of the combined statutory surplus of the Acquired Companies as of Closing, after giving effect to the contributions contemplated by this Section 5.19 (such amount, the “Aggregate Contribution Cap”), it being agreed that in the event the Aggregate Contribution Cap would be exceeded, the Seller Priority Amount shall be reduced first, followed (if necessary) by the Seller Pari Passu Amount, as necessary to reduce Sellers aggregate required contribution pursuant to this Section 5.19 to the Aggregate Contribution Cap.  In consideration of each amount, if any, contributed by Seller pursuant to this Section 5.19, OneBeacon Insurance will issue a surplus note to Seller, which surplus note(s) shall be substantially in the applicable form attached hereto as Exhibit 8 (each, a “Surplus Note”).  The Surplus Note, if any, issued in consideration of the Seller Pari Passu Amount (the “Seller Pari Passu Note”), will be subordinated to the Surplus Note, if any, issued in consideration of the Seller Priority Amount (the “Seller Priority Note”).

Section 5.20           Certain Restrictions

(a)           Without limiting Section 2.3(b)(viii), Purchaser covenants that (i) for so long as the Seller Priority Note is outstanding, it will ensure that OneBeacon Insurance does not declare or make any dividends, distributions or other similar payments or transfers to its shareholder(s) and (ii) for so long as the Seller Pari Passu Note is outstanding, it will ensure that OneBeacon Insurance does not declare or make any dividends, distributions or other similar payments or transfers to its shareholder(s) except to the extent that such payments are made on a pari passu basis with payments of principal and interest on the Seller Pari Passu Note, as provided therein.

(b)           The following shall apply in relation to any intercompany agreement entered into at or following Closing between any of the Acquired Companies and any of Purchaser or Purchaser’s Affiliates that contemplates payments being made by any Acquired Company to Purchaser or Purchaser’s Affiliate (such agreement or agreements, collectively, the “Purchaser Intercompany Agreement”) for so long as any Surplus Note remains outstanding:

(i)                   Such Purchaser Intercompany Agreement shall provide that such payments thereunder are to be determined based upon the actual cost of the services provided (excluding board and bureau expenses), plus 15%.  Purchaser shall obtain Seller’s prior written consent to any proposed modification of such 15% margin.

(ii)                  The services to be provided pursuant to such Purchaser Intercompany Agreement shall be consistent with those set forth on Schedule 5.20 hereto.

(iii)                 Schedule 5.20 hereto sets forth Purchaser’s current forecast of the amounts to be charged pursuant to the Purchaser Intercompany Agreement (the “Management Fees”) during the periods set forth therein (the “Initial Forecast”).  Beginning with September 30, 2017, not later than September 30 of each calendar year, Purchaser will provide Seller with an updated forecast of the Management Fees to be charged pursuant to the Purchaser Intercompany Agreement during the next subsequent calendar year (each, an “Updated Forecast”).  Each such Updated Forecast shall be prepared by Purchaser in good faith using reasonable assumptions.  In no event shall any such Updated Forecast contemplate an increase in the Management Fees associated with any of the categories of services and expenses contemplated on Schedule 5.20 above the actual Management Fees associated with such category charged during the prior calendar year, unless such increase beyond actual Management Fees is attributable to regulatory requirements, accounting changes or other events outside Purchaser’s control.

(iv)                In no event shall the Management Fees charged by Purchaser pursuant to the Purchaser Intercompany Agreement exceed (A) during any period contemplated in Schedule 5.20, the forecasted Management Fees contemplated for such period therein, plus the acceptable variance specified for such period therein, or (B) for any calendar year covered by any Updated Forecast, the total Management Fees forecasted therein, plus thirty percent (30%).

(v)                 Purchaser shall, and shall cause its Affiliates to, maintain complete and accurate books and records of the services provided pursuant to any such Purchaser Intercompany Agreement, the costs of such services and the amounts charged to the Acquired Companies in respect of such services, in order to permit Seller to verify Purchaser’s and its Affiliates adherence to the cost structure contemplated by this Section 5.20(b).  Purchaser shall permit, and shall cause its applicable Affiliates to permit, Seller to audit such books and records not more than twice per calendar year upon reasonable prior written notice from Seller and shall make such books and records available to Seller for such purpose in electronic format to the extent reasonably practicable.

(vi)                In the event that any such audit reveals that the Acquired Companies have, pursuant to any such Purchaser Intercompany Agreement, been charged Management Fees that, in the aggregate, exceed the amounts contemplated by clause (iv) of this Section 5.20(b), then (i) Purchaser and its Affiliate(s) shall refund the amount in excess of such permissible amount to the applicable Acquired Compan(ies) as soon as practicable and (ii) until the full amount to be so refunded is refunded to the Acquired Compan(ies), any Management Fees owing by the Acquired Companies pursuant to any such Purchaser Intercompany Agreements shall be offset against, and reduced by, the remaining amount to be so refunded.

Section 5.21           Non-Solicitation.  As an inducement to Purchaser to enter into this Agreement, and in consideration of the time and expense which it has devoted and will devote to the transactions contemplated hereby, prior to the Closing or the earlier termination of this Agreement, neither the Seller, any Affiliate of Seller nor any of their respective officers, directors, members, managers, representatives, agents, advisors or personnel shall directly or indirectly initiate, solicit, encourage, entertain, negotiate, accept or discuss any proposal, inquiry, indication of interest or offer (an “Acquisition Proposal”) to acquire all or any portion of any Acquired Company, whether by merger, consolidation, purchase of stock, share exchange, purchase of assets (including purchase of any of the Runoff Business), tender offer or otherwise (a “Third Party Acquisition”), or provide any nonpublic information to any third party in connection with an Acquisition Proposal or proposed Third Party Acquisition, or enter into any Contract or understanding requiring Seller to abandon, terminate or fail to consummate the transactions contemplated under this Agreement.  Seller shall notify Purchaser promptly after receipt of any Acquisition Proposal.

Section 5.22           Actuarial Fees.  Seller shall be solely responsible for the fees of the actuarial firm hired by Seller in connection with the “Form A” application submitted to the Commonwealth of Pennsylvania in connection with the Acquisition.

Section 5.23           Fronting Matters.

(a)           Licensing Period.  To the extent that ASIC or one of its Affiliates does not have Policy Issuance Authority to write some or all of the Retained Policies in one or more jurisdictions, ASIC or one of its Affiliates shall use its commercially reasonable efforts to obtain such Policy Issuance Authority as promptly as possible and in any event no later than one year following the Closing Date (the “Licensing Period”); provided, however, that as to any jurisdictions with respect to which ASIC and/or its Affiliates shall have submitted to the applicable Governmental Authorities, before the end of the Licensing Period, all filings, notices or other submissions necessary to obtain Policy Issuance Authority, the Licensing Period shall be extended as to such jurisdictions until the earlier of (i) 180 days or (ii) 90 days following the date on which ASIC or one of its Affiliates acquire Policy Issuance Authority in such jurisdictions.

(b)           Fronting Obligation.

(i)                   During the Licensing Period, to the extent that ASIC or one of its Affiliates does not have Policy Issuance Authority to write any Retained Policy directly in one or more jurisdictions (including any existing policies that are subject to renewals during the Licensing Period), Purchaser shall cause the applicable Acquired Companies to write the Retained Policies on behalf of ASIC or one of its Affiliates in such jurisdictions (“Fronted Policies”).  The applicable Acquired Companies’ obligation to write such Fronted Policies (the “Fronting Obligation”) in any particular jurisdiction and for any particular product or line of business shall terminate at the earlier of (i) the date on which ASIC or one of its Affiliates acquires Policy Issuance Authority in such jurisdictions for such product or line of business or (ii) the end of the Licensing Period.  The Fronting Obligation shall only apply during the Licensing Period and only to Retained Policies that are reinsured and administered under, and subject to, the terms and conditions of the Retained Business Reinsurance Agreement.  The Administrator (as defined in the Retained Business Administrative Services Agreement) shall be responsible for the administration of all aspects of the Fronted Policies subject to, and in accordance with, the terms and conditions of the Retained Business Administrative Services Agreement.

(ii)                  To the extent that, on and after the Closing Date, ASIC or one of its Affiliates has Policy Issuance Authority in any jurisdictions where the applicable Acquired Companies have not yet obtained approval from the Governmental Authorities to withdraw from writing or renewing the Retained Business and such approval is required under applicable Law in order to effectuate such withdrawal, the applicable Acquired Companies’ Fronting Obligation shall also include the obligation, as requested by ASIC or one of its Affiliates, to write Retained Policies in any such jurisdictions until the applicable Acquired Companies obtain the requisite approval to withdraw from such jurisdictions.  Seller shall be responsible for all reasonable out of pocket costs and expenses for obtaining the requisite approval to withdraw for the applicable Acquired

Companies and shall undertake and assist with all filings and other actions necessary with respect thereto.

(c)           Licensing Efforts.  ASIC and its Affiliates have filed applications and related filings in various jurisdictions seeking Policy Issuance Authority for the Retained Business in those jurisdictions, as set forth and described in Schedule 5.23(c), and ASIC and its Affiliates will continue to use their commercially reasonable efforts between the date of this Agreement and the Closing Date to complete those filings and obtain the requested Policy Issuance Authority; provided, however, that the parties agree to cooperate with each other in good faith to provide additional information regarding the status of any rate and form filings related to ASIC or one of its Affiliates’ Policy Issuance Authority.

Section 5.24           Gen Re Cessions.  Following the date hereof until the Closing, Seller shall cause Potomac Insurance not to cede any Run-Off Business under the Adverse Development Agreement of Reinsurance No. 8888 between Potomac Insurance and General Reinsurance Company dated as of April 13, 2001, unless Seller has obtained Purchaser’s prior consent therefor (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 5.25           Collection and Sharing of Allocated Balances.

(a)           Following the Closing Date, unless the parties mutually agree to do otherwise based on operational implications identified prior to Closing, the account or receivable underlying each Allocated Balance (as described in Schedule 1.1(a)), a portion of which is reflected on the Final Closing Date Balance Sheet, shall be collected (or caused to be collected by one of its Affiliates) by (i) Seller, if the majority of the Underlying Allocated Account (as defined below) with respect to such Allocated Balance shall be allocated to Seller and its Affiliates, or (ii) Purchaser, if the majority of such Underlying Allocated Account shall be allocated to the Acquired Companies, in each case based upon the allocation methodology set forth in Schedule 1.1(a).  The party who is responsible for collecting the account or receivable underlying an Allocated Balance (an “Underlying Allocated Account”) pursuant to the preceding sentence is herein referred to as the “Collection Agent” with respect to such Underlying Allocated Account.

(b)           Upon receipt of any amount on account of an Underlying Allocated Account by any party hereto or one of its Affiliates, the recipient thereof shall pay a portion of such amount received to Seller, if the recipient is the Purchaser or one of its Affiliates, or to OneBeacon Insurance, if the recipient is Seller or one of its Affiliates.  In each case the amount payable to Seller or OneBeacon Insurance shall be based upon the proportional share of the Underlying Allocated Account that shall have been allocated to Seller and its Affiliates or the Acquired Companies, as applicable, in connection with the determination of the Final Closing Date Balance Sheet.

(c)           Each party hereto shall use commercially reasonable efforts to collect all Underlying Allocated Accounts as to which it shall be the Collection Agent.

ARTICLE VI
CONDITIONS TO CLOSING

Section 6.1             Conditions to the Obligations of Purchaser and Seller.  The obligations of the parties hereto to effect the Closing are subject to the satisfaction (or waiver by each party hereto) as of the Closing of the following conditions:

(a)           No Injunction or Prohibition.  No Governmental Authority of competent jurisdiction shall have enacted, enforced or entered any Law or final and non-appealable Governmental Order that is in effect on the Closing Date and prohibits the consummation of the Closing.

(b)           Required Approvals.  The approvals and consents of Governmental Authorities set forth on Schedule 6.1(b) (the “Required Approvals”) shall have been obtained and any waiting period applicable thereto shall have terminated or otherwise expired.

(c)           Restructuring.  Those Restructuring actions identified on Section 5.13 of the Seller Disclosure Schedule as being conditions to Closing shall have completed, or completed in all material respects, as indicated on such Section 5.13 of the Seller Disclosure Schedule.

Section 6.2             Conditions to the Obligations of Purchaser.  The obligation of Purchaser to effect the Closing is subject to the satisfaction (or waiver by Purchaser) as of the Closing of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Seller set forth in Article III shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent they expressly refer to a specified date, in which case they shall be true and correct as though made on and as of such specified date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect; provided, that, those representations and warranties that are qualified by references to “material,” “materiality” or “Company Material Adverse Effect” shall be deemed to not include such qualifications, provided, further, that, notwithstanding any of the foregoing, the representations and warranties set forth in each of Sections 3.1, 3.2, 3.3(a), 3.4(a) and 3.16 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent they expressly refer to a specified date, in which case they shall be true and correct as though made on and as of such specified date).  Purchaser shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Seller.

(b)           Covenants.  The covenants and agreements of Seller set forth in this Agreement to be performed or complied with at or prior to the Closing shall have been duly performed or complied with in all material respects.  Purchaser shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Seller.

(c)           Endorsement No. 1 effective October 12, 2012 to the Adverse Development Agreement of Reinsurance No. 8888 between Potomac Insurance and General Reinsurance Company dated as of April 13, 2001 shall be in full force and effect.

(d)           Seller shall have made the Pre-Closing Seller Contribution, if required pursuant to Section 5.18.

Section 6.3             Conditions to the Obligations of Seller.  The obligations of Seller to effect the Closing are subject to the satisfaction (or waiver by Seller) as of the Closing of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Purchaser set forth in Article IV shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent they expressly refer to a specified date, in which case they shall be true and correct as though made on and as of such specified date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Purchaser Material Adverse Effect; provided, that, those representations and warranties that are qualified by references to “material,” “materiality” or “Purchaser Material Adverse Effect” shall be deemed to not include such qualifications, provided, further, that, notwithstanding any of the foregoing, the representations and warranties set forth in each of Sections 4.1, 4.2 and 4.7 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent they expressly refer to a specified date, in which case they shall be true and correct as though made on and as of such specified date).  Seller shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Purchaser.

(b)           Covenants.  The covenants and agreements of Purchaser set forth in this Agreement to be performed or complied with at or prior to the Closing shall have been duly performed or complied with in all material respects.  Seller shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Purchaser.

ARTICLE VII
SURVIVAL; INDEMNIFICATION

Section 7.1             Survival.  All of the representations and warranties of Seller and Purchaser contained in this Agreement and all claims and causes of action with respect thereto shall terminate on the date that is fifteen (15) months from the Closing Date (the “Expiration Date”), except that the representations and warranties contained in (a) Sections 3.1 (Organization and Authority), 3.2 (Binding Effect), 3.3(a) (Organization, Qualification and Authority of the Acquired Companies), 3.4 (Capital Structure; Ownership of the Acquired Companies), 3.16 (Finders’ Fees), 4.1 (Organization and Authority), 4.2 (Binding Effect) and 4.7 (Finders’ Fees) shall survive indefinitely or until the latest date permitted by applicable Law and (b) Sections 3.10 (Taxes), 3.22 (Environmental) shall survive the Closing until sixty (60) days after the expiration of the applicable statute of limitations (the representations, warranties and covenants set forth in clauses (a) and (b) hereof, the “Fundamental Claims”).  All of the covenants and agreements of Seller and Purchaser contained in this Agreement which, by their terms, are to be performed or complied with in their entirety at or prior to the Closing, and all claims and causes of action with respect thereto, shall terminate immediately following the Closing.  All of the covenants and agreements of Seller and Purchaser contained in this Agreement which, by their terms, are to be performed or complied with in whole or in part following the Closing, and all claims and causes of action with respect thereto, shall survive for the period provided in such covenants and agreements, if any, or until performed in accordance with their terms.  If a Claim Notice shall have been given pursuant to and in accordance with the terms of this Agreement within the applicable survival period, the representations, warranties, covenants and agreements that are the subject of such indemnification claim shall survive with respect to such indemnification claims until such claim has been finally and fully resolved (but solely for purposes of the resolution of such particular claim) in accordance with the terms of this Agreement.

Section 7.2             Indemnification by Purchaser.

(a)           Subject to Sections 7.2(b) and 7.6, from and after the Closing, Purchaser shall and shall cause the Acquired Companies to defend, indemnify, reimburse and hold harmless Seller, its Affiliates, and, if applicable, their respective directors, officers, employees, agents, representatives and successors in interest (the “Seller Indemnified Parties”) from any damages, claims, losses, liabilities, judgments, settlements, assessments, demands, awards and expenses (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) incurred or suffered by or asserted against any of the Seller Indemnified Parties, to the extent arising out of or resulting from (i) any breach of any representation or warranty made by Purchaser contained in Article IV, (ii) any breach of any covenant or agreement of Purchaser contained in this Agreement which, by its terms, is to be performed or complied with in whole or in part following the Closing, (iii) any liability for the Purchaser’s share of Transfer Taxes, if any, to which the provisions of Section 5.4(a) apply, and (iv) any ECO Claim or XPL Claim related to any action taken or any action not taken by Purchaser under Section 5.14, or by Seller and its Affiliates (including the Acquired Companies) at the direction of Purchaser, under Section 5.14, or any claim related to any action taken or not taken under Purchaser’s assumed control in bad faith or in violation of Section 5.14.

(b)           No Claim Notice may be submitted by any Seller Indemnified Party with respect to any Losses arising out of or resulting from Section 7.2(a)(i), nor shall Purchaser be required to indemnify any Seller Indemnified Party against any such Loss in respect of such Claim Notice, unless the aggregate amount to be paid out in respect of any such Claim Notice exceeds $25,000 (the “Initial Deductible”); provided, however, that any series of Losses relating to the same facts and circumstances will be aggregated for purposes of determining whether such Losses exceed the Initial Deductible.  Purchaser shall be liable to the Seller Indemnified Parties for any Losses arising out of or resulting from Section 7.2(a)(i) that exceed the Initial Deductible solely to the extent such Losses, in the aggregate, would exceed $200,000 (the “Deductible”), and then only for the amount of such excess, up to an aggregate maximum amount equal to $10,000,000 (the “Indemnity Cap”).  Notwithstanding the foregoing, Losses arising out of or resulting from the Fundamental Claims and fraud shall not be subject to the Deductible or the Indemnity Cap.

Section 7.3             Indemnification by Seller.

(a)           Subject to Sections 7.3(b) and 7.6, from and after the Closing, Seller shall defend, indemnify, reimburse and hold harmless Purchaser, the Acquired Companies, their respective Affiliates and, if applicable, their respective directors, officers, employees, agents, representatives and successors in interest (the “Purchaser Indemnified Parties” and, collectively with the Seller Indemnified Parties, the “Indemnified Parties”) from any Losses incurred or suffered by or asserted against any of the Purchaser Indemnified Parties, to the extent arising out of or resulting from (i) any breach of any representation or warranty made by Seller contained in Article III, (ii) any breach of any covenant or agreement of Seller contained in this Agreement which, by its terms, is to be performed or complied with in whole or in part following the Closing, (iii) any liability for (w) Taxes of any Acquired Company for any taxable year or period (or portion thereof, determined in accordance with Section 5.4(c)(ii)) that ends on or before the Closing Date (other than Transfer Taxes, if any, to which the provisions of Section 5.4(a) apply), except (A) to the extent a liability for such Taxes was taken into account in the calculation of the Final Target Statutory Capital and the Final Purchase Price pursuant to Section 2.3, and (B) for the avoidance of doubt, to the extent such Taxes were already paid by Seller pursuant to Section 5.4(b)(i) or Section 5.4(c)(i), (x) the Seller’s share of Transfer Taxes, if any, to which the provisions of Section 5.4(a) apply, (y) any Taxes resulting from the making of any Section 338(h)(10) Election or any of the actions described in Sections 5.6, 5.7, or 5.13 of this Agreement, and (z) any Taxes of any other Person imposed on any of the Acquired Companies by reason of Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of federal, state, local, or non-United States law), as a transferee or successor, by contract, or otherwise which Taxes relate to an event or transaction occurring before the Closing (iv) Retained Liabilities, (v) Retained Policies and (vi) any and all items set forth on Schedule 7.3(a) hereto.

(b)                                 No Claim Notice may be submitted by any Purchaser Indemnified Party with respect to any Losses arising out of or resulting from Section 7.3(a)(i), nor shall Seller be required to indemnify any Purchaser Indemnified Party against any such Loss in respect of any such Claim Notice, unless the aggregate amount to be paid out in respect of such Claim Notice exceeds the Initial Deductible; provided, however, that any series of Losses relating to the same facts and circumstances will be aggregated for purposes of determining whether such Losses exceed the Initial Deductible.  Seller shall be liable to the Purchaser Indemnified Parties for any Losses arising out of or resulting from Section 7.3(a)(i) that exceed the Initial Deductible solely to the extent such Losses, in the aggregate, would exceed the Deductible, and then only for the amount of such excess, up to an aggregate maximum amount equal to the Indemnity Cap.  Notwithstanding the foregoing, Losses arising out of or resulting from the Fundamental Claims or fraud shall not be subject to the Deductible or the Indemnity Cap.

Section 7.4                                      Claims

(a)                                  An Indemnified Party shall give to the party from whom indemnification is sought (the “Indemnifying Party”) written notice of any matter that such Indemnified Party has determined has given or could give rise to a right of indemnification hereunder (a “Claim Notice”).  The Claim Notice shall be given within thirty (30) days after the Indemnified Party becomes aware of the facts indicating that a claim for indemnification may be warranted and (i) shall state in reasonable detail the nature of the claim, (ii) identify all sections of this Agreement which form the basis for such claim, (iii) with respect to Third Party Claims, attach copies of all material written evidence thereof to the date of such notice, and (iv) set forth the estimated amount of the Losses, if known, that have been or may be sustained by an Indemnified Party relating to such claim.  Notwithstanding the foregoing, the delay or failure of any Indemnified Party to give a Claim Notice shall not relieve the Indemnifying Party of its obligations under this

Article VII, except to the extent (and only to the extent) that the Indemnifying Party is materially prejudiced by the delay or failure to give such Claim Notice.

(b)                                 If a Claim Notice relates to a claim, action, suit, proceeding or demand asserted by a Person who is not a party hereto or its Affiliate (or a successor thereof), including a claim, action, suit, proceeding or demand asserted by a Governmental Authority which could give rise to a right of indemnification hereunder (a “Third Party Claim”), the Indemnifying Party may at its own expense, through counsel of its own choosing (which counsel shall be reasonably satisfactory to the Indemnified Party), assume the defense and investigation of such Third Party Claim; provided that any Indemnified Party shall be entitled to participate in any such defense with counsel of its own choice at its own expense.  If the Indemnifying Party elects to assume the defense and investigation of such Third Party Claim, it shall, no later than thirty (30) days following its receipt of the Claim Notice notify the Indemnified Party in writing of its assumption of the defense and investigation of such Third Party Claim.  Notwithstanding any of the foregoing, if the Indemnified Party shall have reasonably concluded that counsel selected by the Indemnifying Party has a material conflict of interest because of the availability of different or additional defenses to such Indemnified Party or other facts that the conflict of interest cannot be resolved to the reasonable satisfaction of the Indemnified Party by the consent of the Indemnifying Party and the Indemnified Party to the joint representation, then such Indemnified Party shall have the right to select separate counsel, reasonably satisfactory to the Indemnifying Party, to participate in the defense of such action on its behalf; and the reasonable fees and expenses of the Indemnified Party’s counsel shall be at the expense of the Indemnifying Party.  If the Indemnifying Party fails to take reasonable steps necessary to defend actively and diligently the action or proceeding after notifying the Indemnified Party of its assumption of the defense and investigation of such Third Party Claim, the Indemnified Party may assume such defense, and the reasonable fees and expenses of its attorneys will be covered by the indemnity provided for in this Article VII upon determination of the Indemnifying Party’s indemnity obligations.  The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, delayed or conditioned, settle or compromise any pending or threatened Third Party Claim (whether or not the Indemnified Party is an actual or potential party to such action or claim) or consent to the entry of any judgment (A) which does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party of a written unconditional release from all Liability in respect of such Third Party Claim or (B) which involves any injunctive relief (or any other relief) against the Indemnified Party with respect to such action or claim other than the payment of monetary damages.  If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days following its receipt of the Claim Notice that it will assume the defense and investigation of such Third Party Claim, then the Indemnifying Party shall have the right to participate in any such defense at its sole cost and expense.  The Indemnified Party may not compromise or settle any Third Party Claim without the prior written consent of the Indemnifying Party, unless the sole relief granted is equitable relief for which the Indemnifying Party would have no liability or to which the Indemnifying Party would not be subject.  The Indemnified Party and the Indemnifying Party shall make reasonably available to each other and their respective agents and representatives all relevant business records and other documents available to them that are necessary or appropriate for the defense of any Third Party Claim, subject to any bona fide claims of attorney-client privilege, and each of the Indemnifying Party and the Indemnified Party shall use its commercially reasonable efforts to assist, and to cause the employees and counsel of such party to assist, in the defense of such Third Party Claim.

Section 7.5                                      Characterization of Indemnification Payments.  Unless otherwise required by applicable Law, all indemnification payments made by Seller or Purchaser under this Article VII shall be treated for all Tax purposes as adjustments to the Final Purchase Price.

Section 7.6                                      Certain Indemnification Matters

(a)                                  Purchaser and Seller agree that Losses hereunder shall be limited to actual monetary damages only and shall not include punitive, incidental, consequential, special, indirect or treble damages or damages based on loss of future revenue, profits or income, loss of business reputation or opportunity, diminution of value or on any type of multiple (other than any Losses of Indemnified Party with respect thereto arising from any Third Party Claim).

(b)                                 Any Indemnified Party shall use commercially reasonable efforts to mitigate the amount of its Losses upon and after becoming aware of any facts or circumstances that would reasonably be expected to result in any Losses that are indemnifiable hereunder.  In the event an Indemnified Party fails to take such commercially reasonable efforts, then notwithstanding anything to the contrary in this Agreement, the Indemnifying Party shall not be required to indemnify the Indemnified Party for such portion of Losses that would reasonably have been avoided if the Indemnified Party had taken such commercially reasonable efforts.

(c)                                  Any liability for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

(d)                                 The amount of any Losses incurred or sustained by an Indemnified Party shall be reduced (i) by any amount received by such Indemnified Party or its Affiliates with respect thereto under any insurance coverage relating thereto (other than insurance coverage provided by an Affiliate of such Indemnified Party), (ii) by any amount received by such Indemnified Party or its Affiliates with respect thereto from any non-Affiliated Person alleged to be responsible for any Losses or (iii) by the amount of any currently available Tax benefit realized by the Indemnified Party (or any Affiliate thereof) arising from the incurrence or payment of such Loss; provided, however, that this clause (iii) shall not apply to any Losses incurred or sustained by or with respect to any Acquired Company with respect to which a Section 338(h)(10) Election is made or any Subsidiary thereof.  For the purposes of this Section 7.6(d), a Tax benefit shall be currently available to the extent that it results in a refund of or actual reduction in Tax with respect to the taxable period in which the Loss is incurred or indemnification is paid, or in any prior taxable period, or on any Tax Return with respect thereto.  The Indemnified Parties shall use commercially reasonable efforts to collect any amounts available under third party insurance policies or recoverable from non-Affiliated Persons with respect to Losses sustained by such Indemnified Party, provided that the pursuit of any such recovery shall not be a precondition to payment by the Indemnifying Party.  If the Indemnified Party or its Affiliates receive any amounts under applicable third party insurance policies, or from any non-Affiliated Person alleged to be responsible for any Losses, in each case in connection with a matter giving rise to an indemnification payment, but subsequent to such indemnification payment by the

Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party an amount equal to such recovered amount (less any expense incurred by such Indemnified Party in connection with obtaining such recovery) up to the amount received by the Indemnified Party or its Affiliates from the Indemnifying Party.

(e)                                  In determining whether a representation, warranty (other than those representations and warranties set forth in Sections 3.7(a) and 3.7(b)), covenant or agreement has been breached for purposes of the Seller Indemnifying Parties’ obligations to indemnify the Purchaser Indemnified Parties under Section 7.3 and the Purchaser’s obligations to indemnify the Seller Indemnified Parties under Section 7.2 and determining the amount of any Losses, “materiality”, “Purchaser Material Adverse Effect”, “Company Material Adverse Effect” and other similar materiality qualifiers contained in any such representation, warranty, covenant or agreement shall be disregarded.  The right to indemnification, payment of Losses or any other remedy based on the breach of any representations, warranties, covenants or agreements will not be affected by any investigation conducted with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement; provided that the party claiming such right to indemnification, payment or remedy, did not have knowledge (or should have known) of such breach on the date hereof.  Notwithstanding the foregoing, the express waiver of any condition based upon the accuracy of any representation or warranty set forth in Section 6.2 or Section 6.3 or the performance of or compliance with any covenant will not affect the right of Purchaser or Seller, as the case may be, to indemnification, payment of Losses or other remedy based upon such waiver.

(f)                                    No Losses may be claimed hereunder by an Indemnified Party to the extent that such Losses have been taken into account in the calculation of the Final Target Statutory Capital and the Final Purchase Price pursuant to Section 2.3.

(g)                                 Except with respect to Taxes, in the event of payment by or on behalf of any Indemnifying Party to any Indemnified Party pursuant to a claim or demand in a Claim Notice, such Indemnifying Party shall be subrogated to all rights of the Indemnified Party with respect to the claim to which such indemnification relates, provided, however, that the Indemnifying Party shall only be subrogated to the extent of any amount paid by it pursuant to this Article VII in connection with such claim.  Such Indemnified Party shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost of such Indemnifying Party, in presenting any subrogated right, defense or claim.

(h)                                 The Indemnified Parties are intended third party beneficiaries of this Article VII and may specifically enforce its terms.

(i)                                     In the event any Action for indemnification under this Article VII has been finally determined, the amount of such final determination shall be paid if the Indemnified Party is a (i) Seller Indemnified Party, by Purchaser and the Acquired Companies to the Seller Indemnified Party, and (ii) Purchaser Indemnified Party, by Seller to the Purchaser Indemnified Party, in each case upon demand by Wire Transfer.  An Action, and the liability for and amount of damages therefor, shall be deemed to be “finally determined” for purposes of this Article VII when the parties hereto have so determined by mutual agreement or, if disputed, when a final and non-appealable Governmental Order has been entered with respect to such Action.

Section 7.7                                      Exclusive Remedy.  From and after the Closing, the indemnification provisions in this Article VII shall be, in the absence of fraud, the sole and exclusive remedy for any breach of any representation or warranty or any covenant or agreement contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, other than breaches of Sections 5.1(b) and (c), Sections 5.6(c) and (d), Section 5.12 and this Article VII, for which the remedy of specific performance is preserved pursuant to Section 9.15.

Section 7.8                                      Reserves.  Notwithstanding anything to the contrary in this Agreement or the Ancillary Agreements, Purchaser acknowledges and agrees that neither Seller nor any of its Affiliates makes any representation or warranty (express or implied), and nothing contained in this Agreement, any Ancillary Agreement or any other agreement, document or instrument to be delivered in connection with the transactions contemplated hereby or thereby is intended or shall be construed to be a representation or warranty (express or implied) of Seller or any of its Affiliates, with respect to:  (a) the adequacy or sufficiency of the reserves or reinsurance of any Acquired Company; (b) the effect of the adequacy or sufficiency of the reserves or reinsurance of any Acquired Company on any “line item” or asset, liability or equity amount; (c) the future experience or profitability arising from the business of the Acquired Companies or that the reserves of any Acquired Company have been or will be adequate or sufficient for the purposes for which they were established or that the reinsurance recoverables taken into account in determining the amount of such reserves will be collectible.

ARTICLE VIII
TERMINATION

Section 8.1                                      Termination.  This Agreement may be terminated, and the transactions contemplated hereby abandoned, at any time prior to the Closing:

(a)                                  by written agreement of Purchaser and Seller;

(b)                                 by Purchaser if (i) any of the conditions set forth in Sections 6.1 or 6.2 shall have become incapable of fulfillment and shall not have been waived by Purchaser or (ii) if Seller breaches or fails to perform in any material respect its agreements or covenants contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Sections 6.1 or 6.2 and (B) cannot be or has not been cured by the earlier of (x) thirty (30) days after the giving of written notice to the Seller of such breach and (y) the Termination Date;

(c)                                  by the Seller if (i) any of the conditions set forth in Sections 6.1 or 6.3 shall have become incapable of fulfillment and shall not have been waived by the Seller or (ii) if Purchaser breaches or fails to perform in any material respect its agreements or covenants contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Sections 6.1 or 6.3 and (B) cannot be or has not been cured by the earlier of (x) thirty (30) days after the giving of written notice to Purchaser of such breach and (y) the Termination Date;

(d)                                 by Purchaser or Seller, by giving written notice of such termination to the other, if the Closing shall not have occurred on or prior to December 31, 2013 unless the failure of the

Closing to occur results from the failure of the party hereto seeking to terminate this Agreement to materially perform any of its obligations under this Agreement required to be performed by it at or prior to the Closing; provided that such date may be extended by no more than ninety (90) days by either Seller or Purchaser upon delivery of written notice to the other, if the Closing shall not have occurred as a result of the conditions set forth in Section 6.1(b) having failed to be satisfied; provided, however, that such extension right will not be available to any party whose failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Closing to occur on or before such date (the “Termination Date”); or

(e)                                  by Purchaser or Seller, by giving written notice of such termination to the other, if a Governmental Authority of competent jurisdiction shall have enacted, enforced or entered any Law or a final and non-appealable Governmental Order shall be in effect that prohibits the consummation of the Closing; provided, however, that the party hereto seeking to terminate this Agreement shall have used commercially reasonable efforts to have any such Law declared invalid or inapplicable or Governmental Order vacated.

Notwithstanding the foregoing, the right to terminate this Agreement pursuant to this Section 8.1 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner or whose failure to fulfill its obligations shall have proximately caused the occurrence of the failure of the transactions contemplated hereby to be consummated.

Section 8.2                                      Effect of Termination.  If this Agreement is terminated in accordance with Section 8.1, this Agreement shall thereafter become void and have no effect, and neither party hereto shall have any liability to the other party hereto or such other party’s Affiliates, directors, officers, shareholders, partners, agents or employees in connection with this Agreement, except that (a) the obligations of the parties hereto contained in the Confidentiality Agreements and in this Section 8.2 and in Article IX shall survive and (b) termination will not relieve either party hereto from liability for a breach of this Agreement or fraud prior to such termination or impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

ARTICLE IX
MISCELLANEOUS

Section 9.1                                      Notices.  All notices, requests, claims, demands or other communications hereunder shall be deemed to have been duly given and made if in writing and (a) at the time personally delivered if served by personal delivery upon the party for whom it is intended, (b) at the time received if delivered by registered or certified mail (postage prepaid, return receipt requested) or by a national courier service (delivery of which is confirmed), or (c) upon confirmation if sent by facsimile; in each case to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

to Seller:

OneBeacon Insurance Group LLC
601 Carlson Parkway
Minnetonka, MN 55305
Telephone: (952) 852-6731
(952) 852-6024
Facsimile: (888) 353-6247
(888) 862-8724
Attention: Maureen A. Phillips
Senior Vice President and General Counsel

with a copy (which shall not constitute notice to Seller for the purposes of this Section 9.1) to:

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606
Telephone:  (312) 782-0600
Facsimile:  (312) 701-7711
Attention:   Edward S. Best

to Purchaser:

Armour Group Holdings Limited
Chevron House, Ground Floor
11 Church Street

Hamilton HM 11

Bermuda

P.O. Box HM 66, Hamilton HM AX

Telephone:	(441) 292-9774
Facsimile:	(441) 292-9711
Attention:	Pauline Richards
Chief Operating Officer

with a copy (which shall not constitute notice to Purchaser for the purposes of this Section 9.1) to:

Edwards Wildman Palmer LLP
20 Church Street

Hartford, CT 06103

Telephone:	(860) 541-7762
Facsimile:	(888) 325-9468
Attention:	Charles R. Welsh

Section 9.2                                      Amendment; Modification and Waiver.  Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party hereto against whom the waiver is to be effective.  No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.3                                      Assignment.  Neither this Agreement nor any of the rights, interests or obligations under it may be directly or indirectly assigned, delegated, sublicensed or transferred by either of the parties hereto, in whole or in part, to any other Person (including any bankruptcy trustee) by operation of law or otherwise, whether voluntarily or involuntarily, without the prior written consent of the other party, and any attempted or purported assignment in violation of this Section 9.3 will be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 9.4                                      Entire Agreement.  This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, except for the Confidentiality Agreements which will remain in full force and effect until the Closing and which, from and after the Closing, shall remain in full force and effect except to the extent otherwise provided in Section 5.1(b).

Section 9.5                                      No Third Party Beneficiaries.  Except as provided in Section 7.6(h), nothing expressed or implied in this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 9.6                                      Public Disclosure.  The parties hereto shall agree on the form and content of any initial press release and, except with the prior written consent of the other party hereto (which consent shall not be unreasonably withheld, delayed or conditioned), shall not issue any other press release or other public statement or communication with respect to this Agreement, the Ancillary Agreements or the transactions contemplated hereby and thereby; provided that the parties hereto may, without the prior written consent of the other party hereto, issue such communication or make such public statement (a) as may be required by applicable Law or stock exchange rules and, if practicable under the circumstances, after reasonable prior consultation with the other party hereto, or (b) to enforce its rights under this Agreement or any Ancillary Agreement.

Section 9.7                                      No Other Representations and Warranties; Due Investigation

(a)                                  Except for the representations and warranties contained in this Agreement, none of Seller and its Affiliates, nor any of their respective directors, officers, employees, agents or representatives, makes or has made any other representation or warranty on behalf of Seller or otherwise in respect of the Acquired Companies, including as to the accuracy or completeness of any of information (including any projections, estimates or other forward-looking information) provided (including set forth in the Electronic Data Room, or provided in any management presentations, information memoranda, supplemental information or other materials) or otherwise made available by or on behalf of Seller or as to the probable success or profitability of the Acquired Companies.  Seller expressly disclaims any and all other representations and warranties, whether express or implied.

(b)                                 Except for the representations and warranties contained in Article IV, neither Purchaser or its Affiliates, nor any of their respective directors, officers, employees, agents or representatives, makes or has made any other representation or warranty on behalf of Purchaser.  Purchaser expressly disclaims any and all other representations and warranties, whether express or implied.

(c)                                  Purchaser has conducted its own independent review and analysis of the business, operations, technology, assets, liabilities, results of operations, financial condition and prospects of the Acquired Companies and Purchaser believes that it has had reasonable and sufficient access to the personnel, properties, premises and Books and Records related thereto for this purpose.

Section 9.8                                      Expenses.  Except as otherwise expressly provided in this Agreement or in any Ancillary Agreement, whether or not the transactions contemplated by this Agreement are consummated, all direct and indirect costs and expenses incurred in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be borne by the party incurring such expenses; provided, however, that Purchaser shall bear the HSR Act filing fee, if any; provided, further, that in the event that (a) the Closing does not occur as a result of the parties’ failure to obtain the Required Approvals as they relate to the applicable change of control or “Form A” filings contemplated by Section 6.1(b) (subject to Purchaser’s compliance with Sections 5.3(b) and (c)(i)) and (b) this Agreement is terminated by Purchaser as a consequence thereof in compliance with Section 8.1(c), Seller shall reimburse Purchaser for seventy-five percent (75%) of Purchaser’s reasonable fees and expenses for third party actuaries, attorneys, accountants and tax consultants documented in reasonable detail and incurred by Purchaser in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby between September 17, 2012 through the date of termination of this Agreement (the “Due Diligence Costs”) in an aggregate amount not to exceed $750,000 less any amount paid by Seller or its Affiliate pursuant to or in relation to that certain letter agreement, dated June 22, 2012, among Seller, Purchaser Parent and the other party thereto (it being understood that this proviso shall have no further effect following the Closing).  To the extent that Seller terminates this Agreement in violation of Section 8.1, the conditions to Closing set forth in Article VI can be satisfied and Purchaser remains willing and able to consummate the transactions contemplated by this Agreement, Seller shall reimburse Purchaser for one hundred percent (100%) of the Due Diligence Costs.  To the extent that Purchaser terminates this Agreement in violation of Section 8.1, the conditions to Closing can be satisfied and Seller remains willing and able to consummate the transactions contemplated by this Agreement, Purchaser shall remain liable for and pay one hundred percent (100%) of the Due Diligence Costs.  The allocation of the Due Diligence Costs set forth herein shall be in addition to any other reimbursement or remedy that may be available at law or in equity as a consequence of a party’s wrongful termination of this Agreement.  At the option of Seller, any Due Diligence Costs owing by Seller to Purchaser pursuant to this Section 9.8 may be netted against any amount owing by Purchaser to Seller pursuant to the Run-Off Business Consulting Engagement Agreement.

Section 9.9                                      Disclosure Schedules.  Disclosures on the Purchaser Disclosure Schedule or the Seller Disclosure Schedule (each, a “Disclosure Schedule”) shall be arranged in sections corresponding to the numbered and lettered sections of this Agreement, and any disclosure set forth on any section of a Disclosure Schedule shall be deemed to be disclosed by the party hereto delivering such Disclosure Schedule for all sections of this Agreement and all other sections of such Disclosure Schedule to the extent that it is reasonably apparent on its face from a reading of such disclosure that such disclosure is applicable to such other sections of this Agreement or such other sections of such Disclosure Schedule.  The headings contained in a Disclosure Schedule are for convenience of reference only and shall not be deemed to modify or influence the interpretation of the information contained in such Disclosure Schedule or this Agreement.  Except as otherwise expressly required by this Agreement, the inclusion of any information in any section of a Disclosure Schedule shall not be deemed to be an admission or acknowledgment by the party hereto delivering such Disclosure Schedule or otherwise imply that such information is required to be listed in any section of such Disclosure Schedule or that any such matter rises to a Purchaser Material Adverse Effect or Company Material Adverse Effect, as applicable, or is material to or outside the Ordinary Course of Business.  Matters reflected in a Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in such Disclosure Schedule.  Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.  All references in a Disclosure Schedule to the enforceability of agreements with third parties, the existence or non-existence of third-party rights, the absence of breaches or defaults by third parties, or similar matters or statements, are intended only to allocate rights and risks between Purchaser and Seller and were not intended to be admissions against interests (with respect to third parties), give rise to any inference or proof of accuracy, be admissible against any party to this Agreement by any Person who is not a party to this Agreement, or give rise to any claim or benefit to any Person who is not a party to this Agreement.  The disclosure in a Disclosure Schedule of any allegation, threat, notice or other communication shall not be deemed to include disclosure of the truth of the matter communicated.  In addition, with respect to third parties, the disclosure of any matter in a Disclosure Schedule is not to be deemed an admission that such matter actually constitutes noncompliance with, or a violation of applicable Law, any Governmental Order or Governmental Authorization or Contract or other topic to which such disclosure is applicable.  In no event shall the disclosure of matters disclosed in a Disclosure Schedule be deemed or interpreted to broaden a representation, warranty, obligation, covenant, condition or agreement of the party hereto delivering such Disclosure Schedule except to the extent provided in this Agreement.  No reference in a Disclosure Schedule shall by itself be construed as an admission or indication that a Contract or other document is enforceable or currently in effect except to the extent provided in this Agreement.  Where a Contract or other document is referenced, summarized or described in a Disclosure Schedule, such reference, summary or description does not purport to be a complete statement of the terms or conditions of such Contract or other document and such reference, summary or description is qualified in its entirety by the specific terms and conditions of such Contract or other document.

Section 9.10                                Governing Law.  This Agreement and its enforcement will be governed by, and interpreted in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely within such state without regard to the conflicts of law provisions thereof.

Section 9.11                                Submission to Jurisdiction.  Subject to Section 2.3, each party to this Agreement hereby submits to the exclusive jurisdiction of (a) the United States District Court for the Southern District of New York sitting in the Borough of Manhattan or (b) if such court does not have jurisdiction, any state court located in the Borough of Manhattan, including in the case of subclauses (a) and (b) above, any appellate courts therefrom (the “New York Courts”) for any dispute arising out of or relating to this Agreement or the breach, termination or validity thereof or any transactions contemplated by this Agreement.  Each party to this Agreement hereby irrevocably and unconditionally waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such proceedings brought in such court.  Each of the parties hereto irrevocably and unconditionally waives and agrees not to plead or claim in any such court (i) that it is not personally subject to the jurisdiction of the New York Courts for any reason other than the failure to serve process in accordance with applicable Law, (ii) that it or its property is exempt or immune from jurisdiction of the New York Courts or from any legal process commenced in the New York Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by applicable Law that (A) the suit, action or proceeding in the New York Courts is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper and (C) this Agreement, or the subject matter hereof, may not be enforced in or by the New York Courts.

Section 9.12                                WAIVER OF JURY TRIAL.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY FOR ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE BREACH, TERMINATION OR VALIDITY THEREOF OR ANY TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NEITHER THE OTHER PARTY HERETO NOR ITS REPRESENTATIVES, AGENTS OR ATTORNEYS HAVE REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 9.12.  ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 9.13                                Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed to constitute an original, but all of which shall constitute one and the same agreement, and may be delivered by facsimile or other electronic means intended to preserve the original graphic or pictorial appearance of a document.

Section 9.14                                Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found by a court or other Governmental Authority of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as would be enforceable.

Section 9.15                                Specific Performance.  Subject to Section 7.7, the parties hereto agree that irreparable harm would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached.  It is accordingly agreed that, subject to Section 7.7, without posting bond or other undertaking, the parties hereto shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.  In the event that any such action is brought in equity to enforce the provisions of this Agreement, no party hereto will allege, and each party hereto hereby waives the defense or counterclaim, that there is an adequate remedy at law.  The parties hereto further agree that (a) by seeking any remedy provided for in this Section 9.15, a party hereto shall not in any respect waive its right to seek any other form of relief that may be available to such party hereto under this Agreement and (b) nothing contained in this Section 9.15 shall require any party hereto to institute any action for (or limit such party’s right to institute any action for) specific performance under this Section 9.15 before exercising any other right under this Agreement.

Section 9.16                                Seller Parent Guaranty.  From and after the Closing Date, Seller Parent irrevocably guarantees the full and punctual performance by Seller of its obligations pursuant to Section 7.3; provided, however, that Seller Parent’s maximum aggregate liability under this Section 9.16 shall under no circumstance exceed the maximum aggregate amount for which Seller is liable to Purchaser and its Affiliates (reduced by any amount already paid by Seller). Seller Parent agrees that its obligations hereunder shall be unconditional irrespective of any circumstances which might otherwise constitute a legal or equitable discharge of a surety or a guarantor, and further agrees that it shall not be necessary to institute or exhaust remedies or causes of action against Seller as a condition of the obligations of Seller Parent hereunder.

Section 9.17                                Purchaser Parent Guaranty.  From and after the date hereof, Purchaser Parent irrevocably guarantees the full and punctual performance by Purchaser of its obligations to consummate the transactions contemplated hereby and pay the purchase price as set forth in Article II; provided, however, that Purchaser Parent’s maximum aggregate liability under this Section 9.17 shall under no circumstance exceed the maximum aggregate amount for which Purchaser is liable to Seller and its Affiliates (reduced by any amount already paid by Purchaser).  Purchaser Parent agrees that its obligations hereunder shall be unconditional irrespective of any circumstances which might otherwise constitute a legal or equitable discharge of a surety or a guarantor, and further agrees that it shall not be necessary to institute or exhaust remedies or causes of action against Purchaser as a condition of the obligations of Purchaser Parent hereunder.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

ONEBEACON INSURANCE GROUP LLC

By:	/s/ T. Michael Miller

Name:	T. Michael Miller

Title:	Chairman of the Board, President and Chief Executive Officer

TREBUCHET US HOLDINGS, INC.

By:	/s/ Pauline Richards

Name:	Pauline Richards

Title:	Secretary/Treasurer

Solely for purposes of Section 7.3 and Article IX,

ONEBEACON INSURANCE GROUP, LTD.

By:	/s/ T. Michael Miller

Name:	T. Michael Miller

Title:	President and Chief Executive Officer

Solely for purposes of Article II and Article IX,

ARMOUR GROUP HOLDINGS LIMITED

By:	/s/ Pauline Richards

Name:	Pauline Richards

Title:	Chief Operating Officer

EXHIBIT 1

FORM OF RELEASE

Please see attached

EXHIBIT 2

FORM OF RETAINED BUSINESS ADMINISTRATIVE SERVICES AGREEMENT

Please see attached

EXHIBIT 3

FORM OF RETAINED BUSINESS REINSURANCE AGREEMENT

Please see attached

EXHIBIT 4

FORM OF RUN-OFF BUSINESS ADMINISTRATIVE SERVICES AGREEMENT

Please see attached

EXHIBIT 5

FORM OF RUN-OFF BUSINESS CONSULTING ENGAGEMENT AGREEMENT

Please see attached

EXHIBIT 6

FORM OF RUN-OFF REINSURANCE AGREEMENT

Please see attached

EXHIBIT 7

FORM OF TRANSITION SERVICES AGREEMENT

Please see attached

EXHIBIT 8

FORMS OF SURPLUS NOTE

Please see attached